                                                   Filed Pursuant to Rule 424(c)
                                                      Registration No. 333-94337


                           PROSPECTUS SUPPLEMENT No. 1

                      (To Prospectus Dated March 22, 2000)

                               PARTSBASE.COM, INC.

                        1,336,250 SHARES OF COMMON STOCK

         This Prospectus Supplement No. 1 supplements the accompanying Prospectus dated March 22, 2000 of Partsbase.com, Inc. relating to the sale of up to 1,336,250 shares of common stock, no par value of Partsbase.com, which may be offered and sold from time to time by the selling shareholders of Partsbase.com identified in the Prospectus or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. Partsbase.com will receive no part of the proceeds of such sales.

         The Prospectus is hereby supplemented to reflect the following increases in the annual salaries of certain executive officers of Partsbase.com.

Officer/Title                                       Prior Salary         New Salary          Effective
-------------                                       ------------         ----------          ---------
Michael W. Siegel, Chief Financial Officer            $141,000            $181,000            5-15-00
Yves C. Duplan, Chief Technology Officer*             $ 95,000            $175,000            3-15-00
Kevin J. Steil, Chief Information Officer             $ 80,000            $125,000            3-15-00

*Mr. Duplan resigned from Partsbase.com on September 8, 2000.

         Our corporate headquarters are located at 621 NW 53rd Street, One Park Place, Boca Raton, FL 33487, where we sublease approximately 35,668 square feet of general office space. The sublease agreement expires October 31, 2006. Through February 28, 2001, we are obligated to pay rent on only 25,000 square feet of the space with a minimum annual rental obligation of approximately $230,000. Commencing March 1, 2001, we are obligated to pay rent on 35,668 square feet and our minimum annual rental obligation is between approximately $300,000 commencing March 1, 2001 and ending October 31, 2001 and approximately $535,000 commencing November 1, 2005 and ending October 31, 2006.

         This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information herein contained supercedes the information contained in the Prospectus. All capitalized terms used but not defined in this Prospectus Supplement No. 1 shall have the meanings given them in the Prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The Date of this Prospectus Supplement No. 1 is September 12, 2000

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-94337

PROSPECTUS

                                 PARTSBASE.COM

                        1,336,250 SHARES OF COMMON STOCK

     This prospectus relates to the registration by PartsBase.com, Inc., at our expense, for the account of certain selling stockholders of 1,336,250 shares of our common stock. Prior to this offering, there has been no public market for the Common Stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "PRTS."

     The shares are not being underwritten in this offering and we will not receive any proceeds from the sale of shares by the selling stockholders. Subject to restrictions imposed on the selling stockholders by the managing underwriter of our initial public offering, the shares may be sold by the selling stockholders, or their respective transferees, beginning on the date of this prospectus.

                             ---------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR RISKS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES OF OUR COMMON STOCK.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 22, 2000.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    1
Risk Factors................................................    5
Dividend Policy.............................................   12
Capitalization..............................................   13
Dilution....................................................   14
Selected Financial Data.....................................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   19
Management..................................................   28
Certain Relationships and Related Transactions..............   34
Principal Stockholders......................................   35
Description of Capital Stock................................   37
Shares Eligible for Future Sale.............................   39
Selling Stockholders........................................   41
Plan of Distribution........................................   42
Legal Matters...............................................   43
Experts.....................................................   43
Where You Can Find More Information.........................   43
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the Financial Statements and the related notes beginning on Page F-1. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

OUR BUSINESS

     PartsBase.com is an online provider of Internet business-to-business e-commerce services for the aviation industry. Our global e-commerce marketplace, sometimes referred to as our "e-marketplace" or our "solution," provides a means for our over 13,000 members in more than 115 countries to buy and sell new, used and overhauled aviation parts and products in an efficient, competitive and cost-effective manner. We estimate that our e-marketplace utilizes a database of approximately 1,200 suppliers, which we believe constitutes one of the largest independent databases of inventory and information in the aviation industry. Current members of our e-commerce marketplace include Boeing, Honeywell, Federal Express, Pratt & Whitney, Northrup Grumman Aviation and United Parcel Service.

     The worldwide market for aviation parts and products is highly fragmented and includes many types of suppliers, such as airlines, original equipment manufacturers, also known as OEMs, numerous independent distributors, on-site airport maintenance providers, also known as fixed base operators, Federal Aviation Administration certified facilities, traders and brokers. Aerospace Industries Association estimates that total exports and imports of aircraft parts and products were approximately $29 billion in 1999. Furthermore, in recent years, the airline industry has experienced rapid growth in business and leisure travel. As a result, the world fleet of aircraft is projected to increase from 12,600 aircraft in 1998 to 28,400 aircraft in 2018, according to Boeing's 1999 Current Market Outlook. The increase in travel and the number of aircraft have likely contributed to demand for aviation parts and products as aircraft must be serviced at scheduled intervals. In addition, management believes that as the age of the world fleet of aircraft increases, demand for new, used and overhauled parts and products may increase. Forrester Research estimates that the business-to-business e-commerce market will grow from $43 billion in 1998 to $1.3 trillion by 2003.

     Our goal is to solidify a position as a leading aviation industry e-commerce marketplace in order to capitalize on the continued expansion of the market for aviation parts and products. Our solution takes advantage of the growth, pervasiveness, low costs and community building nature of the Internet as a basis for e-commerce for the broad, highly fragmented aviation industry. We believe that the value of our e-marketplace grows substantially as each new member brings additional parts, products, information and buying power to our community.

OUR SOLUTION

     Our solution is designed to streamline the procurement cycle for our members by enabling them to source, bid parts and products, and eventually manage their order payment online. Our target members are primarily the businesses that buy and sell aviation parts, supplies and components in the global marketplace, and our current members vary from small businesses to Fortune 500 companies such as General Electric, Honeywell, AMR and Boeing. We have designed our e-marketplace to meet the needs of these customers and their industry. With a standard Internet connection, a Web browser and a PartsBase.com membership, each of our e-marketplace members can immediately participate as both a buyer and a seller.

     Our e-marketplace is designed to provide advantages over traditional procurement processes, including:

     - reduced procurement costs;

     - more efficient pricing and improved access to sellers for buyers;

     - ability to locate the most geographically desirable parts;

     - expanded distribution opportunities for sellers; and

     - ease of use and better access to information.

     Our current Web site features include:

     - online buying and selling utilizing advanced parts search features, inventory listings, and requests for quotations, also known as RFQs, member access to detailed information regarding current transactions;

     - online auctions for aviation parts and products;

     - procurement controls providing members with the ability to monitor corporate purchasing; and

     - community-building information such as industry job and aircraft sales listings, as well as links to members and other industry Web sites.

     In addition, we have recently signed an agreement with Tradex Technologies, Inc., a subsidiary of Ariba, Inc., to install and implement customized software that will allow for seamless online transactions. We have also contracted with Trading Dynamics, Inc., another subsidiary of Ariba, Inc., to provide software for our auction platform. We expect that this transaction software will further enable online negotiating, pricing and bidding, as well as allow us to act as a clearing house for products, and to allow our members to complete their transactions online.

     We have a limited operating history, have limited revenues and have never been profitable. In 1999, we generated revenues of $362,224 and incurred a net loss attributable to holders of common stock of $7,815,409.

OUR BUSINESS STRATEGY

     Our objective is to establish our e-marketplace as the preferred aviation industry business-to-business e-commerce solution. The key elements of our strategy include:

     - Achieving growth through transaction fees and other sources of revenues;

     - Strengthening the PartsBase.com brand;

     - Increasing membership and market penetration;

     - Establishing and expanding strategic sales and marketing relationships;

     - Expanding our international presence; and

     - Attracting and retaining members with new content, features and services.

     The successful implementation of our strategy will be subject to many risks and will depend on many factors, including but not limited to the continued growth and acceptance of e-commerce in the aviation industry as a whole, and the acceptance of our business model in particular. We may be adversely affected by a variety of risks and difficulties. For a detailed description of these risks, please refer to the "Risk Factors" section contained in this prospectus.

OUR HISTORY

     We began operations in April 1996 under the name Aviation Parts Base, a division of Aviation Laboratories, Inc. While our Web site was operational in 1996, we did not begin charging subscription fees until November 1998. In April 1999, the assets of the division were conveyed to Robert A. Hammond, Jr. in connection with the sale of Mr. Hammond's equity interest in Aviation Laboratories, Inc. On April 27, 1999, Mr. Hammond transferred the assets of the division into and incorporated PartsBase.com, Inc. as a Texas corporation. Our headquarters are located at 7171 N. Federal Highway, Boca Raton, Florida 33487 and our telephone number is (561) 443-3302. Our Web site address is www.PartsBase.com. The information contained on our Web site is not a part of this prospectus.

                                  THE OFFERING

     Unless otherwise indicated, the following information assumes that the underwriters do not exercise the over-allotment option to purchase up to 525,000 additional shares in the offering and reflects the automatic conversion of all outstanding shares of preferred stock and all outstanding convertible notes into shares of our common stock upon completion of this offering.

Common stock offered by
us.........................  3,500,000 shares

Common stock outstanding
after this offering........  14,087,500 shares(1).

Use of proceeds............  We intend to use substantially all the proceeds of this offering for general corporate purposes, including working capital, information technology, expansion of sales and marketing activities and possible acquisitions. We may also use a portion of the net proceeds for the development of business-to-business e-commerce solutions for other industries.

Shares being registered for
the account of existing
  stockholders.............  An additional 1,336,250 shares are being registered pursuant to the registration statement of which this prospectus is a part on behalf of the existing stockholders identified in the registration statement. These shares may not be sold, transferred or assigned without the consent of the underwriters during the 180 day period following the effective date of this offering. These shares are not being underwritten by the underwriters and we will not receive any of the proceeds from their sale.
---------------

(1) Excludes:

     - 175,000 shares issuable upon exercise of outstanding stock purchase warrants;

     - 2,000,000 shares reserved for issuance under our stock option plan, under which options to acquire 987,875 shares are outstanding as of the date of this prospectus; and

     - 262,500 shares of common stock, or 301,875 shares if the overallotment option is exercised in full, issuable upon exercise of a stock purchase warrant to be issued to Roth Capital Partners, Inc. and Pennsylvania Merchant Group, the representatives of the underwriters, upon completion of the offering at an exercise price equal to $21.45 per share.

                             SUMMARY FINANCIAL DATA

                                                  PERIOD FROM
                                                 APRIL 1, 1996
                                                  (INCEPTION)
                                                       TO               YEAR ENDED DECEMBER 31,
                                                  DECEMBER 31,    -----------------------------------
                                                      1996          1997        1998         1999
                                                 --------------   ---------   ---------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenue....................................     $     --      $   2,861   $   3,504   $   362,224
Cost of revenue................................       16,842        104,041      43,462     1,412,532
Noncash compensation expense...................           --             --          --     1,799,139
                                                    --------      ---------   ---------   -----------
          Total cost of revenue................       16,842        104,041      43,462     3,211,671
                                                    --------      ---------   ---------   -----------
     Gross loss................................      (16,842)      (101,180)    (39,958)   (2,849,447)
Operating expenses:
  General and administrative...................       55,064         90,452     108,163     1,293,091
  Noncash compensation expense.................           --             --          --       899,821
                                                    --------      ---------   ---------   -----------
          Total operating expenses.............       55,064         90,452     108,163     2,192,912
                                                    --------      ---------   ---------   -----------
     Operating loss............................      (71,906)      (191,632)   (148,121)   (5,042,359)
Other income (expense):
  Interest expense.............................           --             --          --      (881,652)
  Interest income..............................           --             --          --        10,977
                                                                                          -----------
          Total other income (expense).........           --             --          --      (870,675)
                                                    --------      ---------   ---------   -----------
     Net loss(1)...............................      (71,906)      (191,632)   (148,121)   (5,913,034)
     Value of preferred stock beneficial
       conversion feature......................           --             --          --    (1,902,375)
                                                    --------      ---------   ---------   -----------
     Net loss applicable to common
       stockholders............................     $(71,906)     $(191,632)  $(148,121)  $(7,815,409)
                                                    ========      =========   =========   ===========
Net loss per common share -- basic and
  diluted(1)...................................                                           $     (0.84)
Weighted average common shares outstanding --
  basic and diluted............................                                             9,251,250

                                                                        AS OF DECEMBER 31, 1999
                                                                 -------------------------------------
                                                                                            PRO FORMA
                                                                   ACTUAL     PRO FORMA    AS ADJUSTED
                                                                 ----------   ----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.....................................   $  735,276   $  735,276   $41,250,276
Working capital (deficit).....................................     (687,172)    (687,172)   39,827,828
Total assets..................................................    4,729,295    2,955,517    43,470,517
Convertible notes payable.....................................      962,500           --            --
Total stockholders' equity....................................    1,541,916      730,638    41,245,638

     The pro forma balance sheet data gives effect to the mandatory conversion of all outstanding convertible notes into common stock under the terms of the June 9, 1999 private placement, the mandatory conversion of the convertible notes issued on November 10, 1999, and the issuance and mandatory conversion of outstanding convertible preferred stock into common stock. Additionally, the pro forma as adjusted balance sheet data gives effect to the sale of 3,500,000 shares of our common stock at the initial public offering price of $13.00 per share after deducting underwriters discounts and commissions and estimated offering expenses.
---------------

(1) Since we have incurred net losses since inception, we would not have incurred any income tax liabilities during the periods prior to incorporation on April 27, 1999, and any deferred tax assets would have had a corresponding valuation allowance and therefore pro forma presentation is not required.

                                  RISK FACTORS

     You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. In addition, any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment.

RISKS RELATED TO OUR BUSINESS

WE CANNOT PREDICT OUR SUCCESS BECAUSE OUR BUSINESS MODEL IS UNPROVEN AND WE HAVE OPERATED OUR BUSINESS FOR ONLY A SHORT PERIOD OF TIME.

     Our business model is new to the aviation industry and our ability to generate revenues or profits is unproven. We have a limited operating history, which will make it difficult for you to evaluate our performance. Our prospects will be dependent upon our ability to effectively implement our business model and adapt to changes in the business-to-business e-commerce market. If our business model is not viable or if we are unable to identify and address changes in our markets, we will not be able to grow our business, compete effectively or achieve profitability. These factors could cause our stock price to fall significantly.

WE PRIMARILY RELY ON REVENUE FROM SUBSCRIPTIONS AND WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR MEMBERSHIP BASE OR ESTABLISH ADDITIONAL REVENUE SOURCES.

     We currently generate revenues from e-commerce customers in the aviation industry who subscribe to our service. Our success will be dependent on our ability to expand our membership base within the aviation industry. While we have experienced increases in our subscriber base, there can be no assurance that our recent growth in subscriber base can be continued. In addition, our success will depend on our ability to generate additional revenues through the introduction of a transaction-based model and/or the expansion into new markets and industries. We cannot assure you that we will be successful in any efforts to generate additional revenues.

WE HAVE NEVER BEEN PROFITABLE, ANTICIPATE CONTINUED LOSSES AND CANNOT GUARANTEE PROFITABILITY IN THE FUTURE, AND THEREFORE YOUR INVESTMENT CANNOT BE VALUED ON THE BASIS OF OUR EARNINGS.

     We have never been profitable and expect to continue to incur operating losses on both a quarterly and annual basis for the foreseeable future. We may be unable to ever achieve profitability in the future. We have incurred net losses in each accounting period since we began operations in April 1996, including a net loss attributable to holders of common stock of $7,815,409 for the year ended December 31, 1999. We expect to continue to make significant expenditures for sales and marketing, information technology and general and administrative functions. As a result, we will need to generate significant revenues to achieve profitability. There can be no assurance that our revenues will grow in the future or that we will achieve sufficient revenues for profitability. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, our business would be severely harmed.

WE RECEIVE SUBSTANTIALLY ALL OF OUR REVENUE FROM PARTICIPANTS IN THE AVIATION INDUSTRY, SO A DOWNTURN IN THE AVIATION INDUSTRY COULD DAMAGE OUR BUSINESS.

     We receive substantially all of our revenue from members associated with the aviation industry, and we expect these revenues will account for substantially all of our revenues for the foreseeable future. Our dependence on members associated with the aviation industry makes us vulnerable to downturns in that industry. A downturn could lead our members to reduce their level of activity on our e-marketplace and cause some to cancel their subscription.

INTENSE COMPETITIVE PRESSURES IN THE BUSINESS-TO-BUSINESS E-COMMERCE MARKET MAY IMPEDE OUR ABILITY TO ESTABLISH A SUBSTANTIAL MARKET SHARE THAT WOULD ALLOW US TO BE PROFITABLE.

     The business-to-business e-commerce market is new, rapidly evolving, and intensely competitive, and we expect competition to further intensify in the future. Barriers to entry are minimal, and competitors may develop and offer services similar to ours in the future. We expect that additional companies will offer competing e-commerce solutions in the future, and our business could be severely harmed if we are not able to compete successfully against current or future competitors. In addition, our members and partners may become competitors in the future.

     Increased competition is likely to result in price reductions, reduced gross margins and/or loss of market share, any of which could harm our business. Our actual and potential competitors vary in size and in the scope and breadth of the services they offer.

IF WE FAIL TO EFFECTIVELY MANAGE OUR RAPIDLY EXPANDING OPERATIONS AND THE INCREASING USE OF OUR SERVICES, WE MAY LOSE MEMBERS OR INCUR SIGNIFICANT EXPENSES.

     Our success depends on effective planning and growth management. We will need to continue to improve our financial and managerial controls, reporting systems, and procedures, and we will need to continue to expand, train and manage our workforce. We continue to increase the scope of our operations and we have grown our workforce substantially. Our rapid growth has placed, and will continue to place, a significant strain on our management and operational systems and resources. If we do not successfully implement and integrate these new systems or if we fail to scale these systems to our growth, the performance of our Web site may suffer which would cause us to lose members. In addition, any failure could make us unable to operate with adequate, accurate and timely financial and operational information which could result in us incurring unnecessary and possibly damaging expenses.

FUTURE GROWTH OF OUR OPERATIONS MAY MAKE ADDITIONAL CAPITAL OR FINANCING NECESSARY, SO YOU MAY BECOME SUBJECT TO DILUTION OF YOUR INVESTMENT AND YOUR RIGHTS AS A STOCKHOLDER MAY BE SUBORDINATED TO OTHER INVESTORS.

     We anticipate that the proceeds of this offering, cash on hand and cash equivalents will be adequate to meet our working capital needs for at least the next 12 months. However, beyond that period, we may need to raise additional funds in order to:

     - finance unanticipated working capital requirements;

     - develop or enhance existing services or products;

     - fund costs associated with strategic marketing alliances;

     - respond to competitive pressures; and

     - acquire complementary businesses, technologies, content or products.

     We cannot be certain that we will be able to obtain needed funds on favorable terms, if at all. If we decide to raise funds by issuing additional equity securities, purchasers in this offering may experience additional dilution. Issuance of additional equity securities may also involve granting preferences or privileges ranking senior to those purchasers in this offering.

WE MAY BE UNABLE TO OBTAIN SUFFICIENT FUNDS TO EFFECTIVELY OPERATE OUR BUSINESS WHICH COULD DAMAGE OUR COMPETITIVE POSITION.

     In the rapidly evolving and highly competitive e-commerce industry, our future prospects will depend heavily on our ability to take advantage of new business opportunities and respond to technological developments. There can be no assurances that we will have sufficient capital resources to respond to business opportunities, technological advancements and competitive pressures. A lack of capital resources could seriously damage our competitive position and prospects.

BECAUSE OUR REVENUE IS DERIVED FROM PROVIDING E-MARKETPLACE ACCESS TO SUBSCRIBERS FOR AN ANNUAL SUBSCRIPTION FEE, THE CANCELLATION OR NON-RENEWAL OF THESE SUBSCRIPTIONS WOULD HURT OUR BUSINESS.

     We have generated substantially all of our revenues to date through member subscription fees for access to our e-marketplace. Generally, our subscription fees are paid on an annual basis, and these subscriptions may be terminated on short-term notice. We have expended significant financial and personnel resources and have expanded our operations on the assumption that our subscribers will renew these annual subscriptions. We do not have a sufficiently long history of operations to be able to predict renewal rates of our members. If our members fail to continuously renew, or if they terminate, their subscriptions, our revenues would be significantly reduced and our business could suffer dramatically.

THERE IS A FINITE NUMBER OF POTENTIAL SUBSCRIBERS AND WE MAY BE UNABLE TO DEVELOP OTHER MEANS OF GENERATING REVENUE, SO OUR GROWTH MAY BE LIMITED.

     A major element of our growth strategy is the expansion of our subscriber base. Our potential subscriber base is limited by the number of participants in the aviation market. Additionally, the barriers to entry which exist in the aviation market may limit the entry of additional subscribers into our e-marketplace. Accordingly, the number of potential subscribers to our e-marketplace is likely finite, in which case our revenues may be similarly limited if we cannot generate revenue through other means.

IF OUR SELLERS DO NOT PROVIDE TIMELY, PROFESSIONAL AND LAWFUL DELIVERY OF PRODUCTS TO OUR BUYERS, OUR MEMBERSHIP MAY DECREASE AND WE MAY HAVE LIABILITY.

     We rely on our sellers to deliver purchased parts and products to our buyers in a professional, safe and timely manner. If our sellers do not deliver the parts and products to our buyers in a professional, safe and timely manner, then our service will not meet customer expectations and our reputation and brand will be damaged. In addition, deliveries that are nonconforming, late or are not accompanied by information required by applicable laws or regulations, could expose us to liability or result in decreased adoption and use of our solution, which could have a negative effect on our business, results of operations and financial condition.

WE CANNOT GUARD AGAINST HARM TO OUR BUSINESS FROM THE FRAUDULENT ACTIVITIES OF THIRD PARTIES ON OUR WEB SITE.

     Our future success will depend largely upon sellers reliably delivering and accurately representing their listed products and buyers paying the agreed purchase price. We do not take responsibility for the delivery of payment or goods to any member. We have received in the past, and anticipate that we will receive in the future, communications from members who did not receive the purchase price or the products that were to be exchanged. While we can suspend the privileges of members who fail to fulfill their delivery or payment obligations, we do not currently have the ability to require sellers to deliver products or buyers to make payments. We do not compensate members who believe they have been defrauded by other members. Any negative publicity generated as a result of fraudulent or deceptive conduct by members of our e-marketplace could damage our reputation and diminish the value of our brand name. We may in the future receive requests from members for reimbursement or threats of legal action against us if no reimbursement is made. Any resulting litigation could be costly for us, divert management attention, result in increased costs of doing business, lead to adverse judgments, or otherwise harm our business.

IF WE ARE UNABLE TO IMPLEMENT ADEQUATE MEASURES TO MAINTAIN THE VALUE OF OUR INTELLECTUAL PROPERTY AND INTERNET DOMAIN NAME, OUR ABILITY TO COMPETE MAY BE SEVERELY HARMED.

     As an Internet company, our current and future copyrights, service marks, trademarks, patents, trade secrets, domain name and similar intellectual property, if any, are especially vital to our success. Despite our precautions, unauthorized third parties may infringe or misappropriate our intellectual property, copy portions of our services or reverse engineer or obtain and use information that we regard as proprietary. Any infringement or misappropriation of our intellectual property or proprietary information could make it difficult for us to compete.

     In addition, we currently hold various Internet Web addresses relating to our network, including the domain name "PartsBase.com." If we are not able to prevent third parties from acquiring Web addresses that are similar to our addresses, third parties could acquire similar domain names which could create confusion that diverts traffic away from our e-marketplace to other competing Web sites.

OTHER PARTIES MAY ASSERT CLAIMS AGAINST US THAT WE ARE INFRINGING UPON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD HARM OUR FINANCIAL CONDITION AND ABILITY TO COMPETE.

     We cannot be certain that our services do not infringe upon the intellectual property rights of others. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to services similar to those offered by us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. If our services violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such services on commercially reasonable terms, or at all. Any claims against us relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and for injunctions preventing us from distributing these services. Such claims could severely harm our financial condition and ability to compete.

IF WE ARE UNABLE TO LICENSE THIRD-PARTY TECHNOLOGIES OR EFFECTIVELY INTEGRATE THEM, WE MAY EXPERIENCE DELAYS IN DEVELOPMENT OR EXPANSION OF OUR BUSINESS.

     The e-commerce market is rapidly evolving and we have and will depend on third-party software and other technology for the effective operation of our Web site and business. We may not be able to license or renew the license for these technologies on terms favorable to us or at all. Our inability to obtain necessary third-party licenses could delay the continued development of our business and services which could result in a loss of members, slow our growth and severely harm our business. In addition, even if we are able to license needed technology, we may not be able to successfully integrate such technology into our operations which could also result in a loss of members, slow our growth and severely harm our business.

RISKS RELATED TO THE INTERNET AND E-COMMERCE INDUSTRIES

OUR GROWTH MAY BE IMPAIRED IF THE INTERNET IS UNABLE TO ACCOMMODATE GROWTH IN E-COMMERCE.

     Our success depends on the widespread use of and growth in the use of the Internet for retrieving, sharing and transferring information among buyers and sellers in the aviation parts market. If the Internet cannot accommodate growth in e-commerce or experiences periods of poor performance, the growth of our business may suffer. Our ability to sustain and improve our services is limited, in part, by the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the Internet infrastructure to alleviate overloading and congestion. Additionally, the possible slow adoption of the Internet as a means of commerce by businesses may harm our prospects.

     Even if the Internet is widely adopted as a means of commerce, the adoption of our network for procurement, particularly by companies that have relied on traditional means of procurement, will require broad acceptance of e-commerce and online purchasing. In addition, companies that have already invested substantial resources in traditional methods of procurement, or in-house e-commerce solutions, may be reluctant to adopt our e-commerce solution, thus impairing the growth of our member base and revenue potential.

THE SECURITY RISKS RELATED TO E-COMMERCE MAY CAUSE MEMBERS TO REDUCE THE USE OF OUR SERVICES, AND ATTEMPTING TO GUARD AGAINST THESE RISKS MAY CAUSE US TO INCUR SIGNIFICANT COSTS AND EXPENSES.

     A fundamental requirement to conduct business-to-business e-commerce is the secure transmission of information over public networks. If our members are not confident in the security of e-commerce, they may not effect transactions on our e-marketplace or renew their subscriptions, which would severely harm our business. There can be no guarantee that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in the compromise or breach of the algorithms that we use to protect content and transactions on our e-marketplace or proprietary information in our databases. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could adversely affect the willingness of our members to use our services.

IF OUR SELLERS FAIL TO PROVIDE TIMELY AND ACCURATE INFORMATION, OUR MEMBERSHIP BASE AND POTENTIAL REVENUE MAY DECLINE.

     Our members use our service in large part because of the comprehensive breadth and accuracy of our databases. It is our responsibility to load seller product information into our database and categorize the information for search purposes. However, we are dependent on our sellers to provide us in a timely manner with accurate, complete, and current information regarding inventory. If our timely loading of this information is impaired, this could result in member dissatisfaction and a loss of members.

WE MAY NOT BE ABLE TO KEEP UP WITH TECHNOLOGICAL ADVANCEMENTS, WHICH COULD RESULT IN A LOSS OF MEMBERS AND HARM OUR ABILITY TO COMPETE.

     The market for Internet commerce is characterized by rapid change, evolving industry standards and the frequent introduction of new technological products and services. The introduction of new technology, products, services or standards may prove to be too difficult, costly or simply impossible to integrate into our existing systems. Moreover, innovations could render obsolete our existing or any future products and services. Our ability to remain competitive will also depend heavily upon our ability to maintain and upgrade our technology products and services. We must continue to add hardware and enhance software to accommodate any increased content and use of our Web site. If we are unable to increase the data storage and processing capacity of our systems at least in pace with the growth in demand, our Web site may fail to operate at an optimal level for unknown periods of time. As a relatively small company in the market for Internet commerce, we will be in a position of responding to technological changes rather than establishing them. Any difficulty keeping pace with technological advancements could hurt our ability to retain members and effectively compete.

BECAUSE WE DO NOT MAINTAIN A REDUNDANT SYSTEM, ANY SYSTEM FAILURE COULD DELAY OR INTERRUPT OUR SERVICE WHICH COULD SEVERELY HARM OUR BUSINESS AND RESULT IN A LOSS OF MEMBERS.

     Our ability to successfully maintain an e-commerce marketplace and provide acceptable levels of customer service depends largely on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Any interruptions could severely harm our business and result in a loss of members. Our computer and communications systems are located in Boca Raton, Florida. Although we periodically back up our databases to tapes and store the backup tapes offsite, we have not maintained a redundant site. As a result, our systems and operations are particularly vulnerable to damage or interruption from human error, sabotage, fire, flood, hurricane, power loss, telecommunications or equipment failure, and similar events. We cannot assure you that we will not experience system failures in the future. Moreover, we have experienced delays and interruptions in our telephone and Internet access which have prevented members from accessing our e-marketplace and customer service department. Furthermore, we do not have a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any system failure, and therefore the occurrence of any system failure or similar event could harm our business dramatically.

DEFECTS IN THE COMPLEX SOFTWARE ON WHICH OUR SERVICES DEPEND COULD CAUSE SERVICE INTERRUPTIONS THAT COULD DAMAGE OUR REPUTATION AND HARM OUR BUSINESS.

     Unlike many traditional suppliers and distributors of aviation parts, we are wholly dependent on the error-free functioning of our Web site and its associated software. Our e-marketplace depends on complex software developed internally and by third parties. Moreover, we are relying on third-party software to implement our transaction-based model, which software has not yet been integrated into our system. Software often contains defects, particularly when first introduced or when new versions are released. Our testing procedures may not discover software defects that affect our new or current services or enhancements until after they are deployed. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance, or divert our development resources, any of which could severely harm our business, financial condition, and results of operations.

WE COULD FACE LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET AND LIABILITY FOR AIRCRAFT PRODUCTS SOLD OVER THE INTERNET.

     We could be exposed to liability with respect to third-party information that may be accessible through our Web site. If any third-party content information provided on our Web site contains errors, consumers potentially could make claims against us for losses incurred in reliance on that information. In addition, because defective aviation products can result in substantial losses of property or life, we have a relatively greater risk of being exposed to product liability claims arising out of or relating to aviation parts and products sold through our Web site, which could result in us incurring substantial defense costs and, if successful, liability, either of which could severely harm our business. We currently carry no policies which would insure us against product liability claims.

RISKS RELATED TO THIS OFFERING

VOTING CONTROL BY INSIDERS COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR
STOCK.

     We anticipate that our executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 66.1% of our outstanding common stock following the completion of this offering, or 63.8% if the underwriters' over-allotment option is exercised in full. These stockholders will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of PartsBase.com, which could impair our attractiveness as an acquisition target and, as a result, adversely affect the trading price of our stock.

YOU WILL EXPERIENCE IMMEDIATE DILUTION WITH RESPECT TO YOUR SHARES AND ADDITIONAL DILUTION IF WE NEED MORE CAPITAL OR IF PERSONS HOLDING OPTIONS TO PURCHASE OUR STOCK EXERCISE THEIR OPTIONS.

     You will incur immediate and substantial dilution of $10.10 per share in the net tangible book value of your shares as a result of this offering. In addition, if we raise additional funds through future financings or to the extent that options or warrants to purchase common stock are exercised, you may experience further dilution.

BECAUSE WE HAVE LIMITED ASSETS, NO HISTORY OF PROFITABILITY AND WILL HAVE A RELATIVELY SMALL MARKET CAPITALIZATION, YOU MAY EXPERIENCE SIGNIFICANT VOLATILITY IN THE MARKET VALUE OF YOUR SHARES AND MAY BE UNABLE TO SELL OUR STOCK ON TERMS FAVORABLE TO YOU.

     Because we have limited tangible or other assets and no history of profitability, it will be difficult for investors in the public market to determine the intrinsic value of our shares. In addition, our initial market capitalization and public float will be small relative to other public companies in the business-to-business e-commerce or other sectors. As a result, the price at which our common stock will trade after this offering is likely to be more volatile than those of other public companies and, as a result, it may be more difficult for you to sell our stock on terms favorable to you. In addition, any significant volatility in the market price of our common stock could result in the initiation of securities class action litigation which could divert our management and financial resources from more productive uses.

SHARES ELIGIBLE FOR FUTURE SALE BY OUR EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     After this offering, 14,087,500 shares of common stock will be outstanding. Of these shares, the 3,500,000 shares sold in this offering will be freely tradable without restrictions under the Securities Act of 1933, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. The number of shares of common stock outstanding would increase to 14,612,500 and the number of freely tradable shares would increase to 4,025,000 if the underwriters exercise their over-allotment option in full. The market price of our common stock could drop due to the sales of a large number of shares of our common stock or the perception that sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock, which could in turn harm our business if additional funds become necessary. See "Shares Eligible for Future Sale" for a more detailed discussion.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS, INDEMNIFICATION AGREEMENTS, AND TEXAS BUSINESS CORPORATION LAW COULD DELAY OR PREVENT A POSSIBLE TAKEOVER, EVEN IF A CHANGE IN CONTROL WOULD BE BENEFICIAL TO SOME STOCKHOLDERS.

     Our articles of incorporation and bylaws contain provisions that could discourage potential acquisition proposals or proxy contests and might delay or prevent a change in control. These provisions, our indemnification agreements with our directors and executive officers and also some provisions of Texas Business Corporation Law could make us less attractive to potential acquirers. These provisions could also result in our stockholders being denied a premium for, or receiving less for, their shares than they otherwise might have been able to obtain in a takeover attempt.

OUR STOCKHOLDERS MAY HAVE DIFFICULTY IN RECOVERING MONETARY DAMAGES FROM OUR DIRECTORS.

     Our articles of incorporation contain a provision which eliminates the personal liability of our directors for monetary damages to be paid to us and our stockholders for some breaches of fiduciary duties. In addition, we have entered into indemnification agreements with each of our directors and executive officers regarding claims that may be asserted against directors or officers by reason of their status as directors or officers. As a result of this charter provision and the indemnification agreements, our stockholders may be unable to recover monetary damages against our directors for their actions that constitute breaches of fiduciary duties, negligence or gross negligence. Inclusion of this provision in our charter may also reduce the likelihood of derivative litigation against our directors and may discourage lawsuits against our directors for breach of their duty of care even though some stockholder claims might have been successful and benefited stockholders.

WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS.

     This prospectus contains forward-looking statements which relate to possible future events, our future performance and our future operations. In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "potential" or "continue," as well as the negatives of these terms or other similar expressions. These forward-looking statements are only our predictions. Our actual results could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus. We cannot guarantee future results, levels of activity, performance or achievements.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying any dividends in the foreseeable future. We currently intend to retain any future earnings for the expansion of our business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of PartsBase.com as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis after giving effect to the mandatory conversion of all outstanding convertible notes and all outstanding Series A convertible preferred stock under the terms of which they were issued; and

     - on a pro forma basis as adjusted to reflect our receipt of the net proceeds from the sale of the 3,500,000 shares of common stock in this offering at the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

     You should read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes thereto, included elsewhere in this prospectus.

                                                                AS OF DECEMBER 31, 1999
                                                   -------------------------------------------------
                                                     ACTUAL       PRO FORMA    PRO FORMA AS ADJUSTED
                                                   -----------   -----------   ---------------------
Convertible notes payable........................  $   962,500   $        --        $        --
Stockholders' equity (deficit):
Series A convertible preferred stock, 2,000,000
  shares authorized, 855,000 issued and
  outstanding; pro forma -- 2,000,000 shares
  authorized, none issued and outstanding; pro
  forma as adjusted -- 2,000,000 shares
  authorized, none issued and outstanding,
  liquidation preference.........................    1,902,375            --                 --
Common stock, no par value; 30,000,000 shares
  authorized, 9,251,250 shares issued and
  outstanding; pro forma -- 30,000,000 shares
  authorized, 10,587,500 shares issued and
  outstanding; pro forma as
  adjusted -- 30,000,000 shares authorized,
  14,087,500 shares issued and outstanding(1)....           --            --                 --
Additional paid-in capital.......................   15,178,497    16,269,594         56,784,594
Accumulated deficit..............................   (7,762,678)   (7,762,678)        (7,762,678)
Unearned compensation............................   (7,776,278)   (7,776,278)        (7,776,278)
                                                   -----------   -----------        -----------
          Total stockholders' equity.............    1,541,916       730,638         41,245,638
                                                   -----------   -----------        -----------
          Total capitalization...................  $ 2,504,416   $   730,638        $41,245,638
                                                   ===========   ===========        ===========

---------------

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and does not include the following:

     - 175,000 shares issuable upon exercise of outstanding stock purchase warrants;

     - 2,000,000 shares reserved for issuance under our stock option plan, under which options to acquire 987,875 shares are outstanding as of the date of this prospectus; and

     - 262,500 shares of common stock, or 301,875 shares if the over-allotment option is exercised in full, issuable upon exercise of a stock purchase warrant to be issued to Roth Capital Partners, Inc. and Pennsylvania Merchant Group, the representatives of the underwriters, upon completion of the offering at an exercise price of $21.45 per share.

                                    DILUTION

     Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding.

     As of December 31, 1999, our pro forma net tangible book value was $346,557, or $0.03 per share of common stock after giving effect to the issuance and conversion of all outstanding Series A convertible preferred stock and convertible notes into shares of common stock.

     As of December 31, 1999, our pro forma net tangible book value as adjusted for the sale of the 3,500,000 shares offered in this offering and application of the net proceeds of $40,515,000, calculated at the initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, would have been approximately $2.90 per share.

     This represents an immediate increase of $2.87 per share to existing stockholders and an immediate and substantial dilution of $10.10 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

                                                               PER SHARE OF
                                                                  COMMON
                                                                  STOCK
                                                              --------------
Initial public offering price...............................          $13.00
  Pro forma net tangible book value as of December 31,
     1999...................................................  $0.03
  Increase attributable to new investors....................   2.87
Pro forma net tangible book value after the offering........            2.90
                                                                      ------
Dilution to new investors...................................          $10.10
                                                                      ======

     The following table summarizes, on a pro forma basis as of December 31, 1999, the differences between the total consideration paid and the average price per share paid by the existing stockholders, including the conversion of convertible notes and Series A convertible preferred stock into common stock, and the new investors with respect to the number of shares of common stock purchased from us based on the initial public offering price of $13.00 per share and before deducting the underwriting discounts and commissions and our estimated offering expenses:

                                         SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                       --------------------   ---------------------   PRICE PER
                                         NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                       ----------   -------   -----------   -------   ---------
Existing stockholders................  10,587,500     75.2%   $ 3,100,000      6.4%    $ 0.29
New investors........................   3,500,000     24.8     45,500,000     93.6     $13.00
                                       ----------    -----    -----------    -----
          Totals.....................  14,087,500    100.0%   $48,600,000    100.0%
                                       ==========    =====    ===========    =====

     The above discussion and tables exclude:

     - 175,000 shares issuable upon exercise of outstanding stock purchase warrants;

     - 2,000,000 shares reserved for issuance under our stock option plan, under which options to acquire 987,875 shares are outstanding as of the date of this prospectus; and

     - 262,500 shares of common stock, or 301,875 shares if the over-allotment option is exercised in full, issuable upon exercise of a stock purchase warrant to be issued to Roth Capital Partners, Inc. and Pennsylvania Merchant Group, the representatives of the underwriters, upon completion of the offering at an exercise price equal to $21.45 per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from April 1, 1996, our date of inception, to December 31, 1996 and the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1996, 1997, 1998 and 1999 has been derived from the audited financial statements of PartsBase.com. The results of operations of prior periods are not necessarily indicative of results that may be expected for any other period. Our predecessor was founded in April 1996 under the name Aviation Parts Base, a division of Aviation Laboratories, Inc., and began accepting members to the database at that time. In April 1999, the assets of the division were conveyed to Mr. Robert A. Hammond, Jr. in consideration for, among other things, Mr. Hammond's equity interest in Aviation Laboratories, Inc. On April 27, 1999, Mr. Hammond transferred the assets of the division into and incorporated PartsBase.com as a Texas corporation. The accounting for the contribution of the division into PartsBase.com has been reported in the accompanying financial statements as a reorganization of entities under common control in a manner similar to a pooling of interests.

                                                  PERIOD FROM
                                                 APRIL 1, 1996
                                                  (INCEPTION)
                                                       TO               YEAR ENDED DECEMBER 31,
                                                  DECEMBER 31,    -----------------------------------
                                                      1996          1997        1998         1999
                                                 --------------   ---------   ---------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenue....................................     $     --      $   2,861   $   3,504   $   362,224
Cost of revenue................................       16,842        104,041      43,462     1,412,532
Noncash compensation expense...................           --             --          --     1,799,139
                                                    --------      ---------   ---------   -----------
          Total cost of revenue................       16,842        104,041      43,462     3,211,671
                                                    --------      ---------   ---------   -----------
     Gross loss................................      (16,842)      (101,180)    (39,958)   (2,849,447)
Operating expenses:
  General and administrative...................       55,064         90,452     108,163     1,293,091
  Noncash compensation expense.................                                               899,821
                                                    --------      ---------   ---------   -----------
          Total operating expenses.............       55,064         90,452     108,163     2,192,912
                                                    --------      ---------   ---------   -----------
     Operating loss............................      (71,906)      (191,632)   (148,121)   (5,042,359)
Other income (expense):
  Interest expense.............................           --             --          --      (881,652)
  Interest income..............................           --             --          --        10,977
                                                    --------      ---------   ---------   -----------
          Total other income (expense).........           --             --          --      (870,675)
                                                    --------      ---------   ---------   -----------
     Net loss(1)...............................      (71,906)      (191,632)   (148,121)   (5,913,034)
     Value of preferred stock beneficial
       conversion feature......................           --             --          --    (1,902,375)
                                                    --------      ---------   ---------   -----------
     Net loss applicable to common
       stockholders............................     $(71,906)     $(191,632)  $(148,121)  $(7,815,409)
                                                    ========      =========   =========   ===========
Net loss per common share -- basic and
  diluted(1)...................................                                           $     (0.84)
Weighted average common shares outstanding --
  basic and diluted............................                                             9,251,250

                                                                  AS OF DECEMBER 31,
                                                 ----------------------------------------------------
                                                      1996          1997        1998         1999
                                                 --------------   ---------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents......................     $     --      $      --   $      --   $   735,276
Working capital deficit........................       (2,043)        (1,709)    (25,128)     (687,172)
Total assets...................................        1,767          7,848       6,084     4,729,295
Convertible notes payable......................           --             --          --       962,500
Total stockholders' equity (deficit)...........         (276)         6,139     (19,044)    1,541,916

---------------

(1) Since we have incurred net losses since inception, we would not have incurred any income tax liabilities during the periods prior to incorporation on April 27, 1999, and any deferred tax assets would have had a corresponding valuation allowance and therefore pro forma presentation is not required.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus and which are deemed to be incorporated into this section. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to those set forth under "Risk Factors" and included elsewhere in this prospectus.

OVERVIEW

     PartsBase.com is an online provider of Internet business-to-business e-commerce services for the aviation industry. Our e-commerce marketplace provides a means for our members to buy and sell aviation parts and products in an efficient, competitive and cost-effective manner. Our target members are primarily the businesses that buy and sell aviation parts, supplies and components in the global marketplace. We have designed our e-marketplace to meet the needs of these customers and their industry.

     We began operations in April 1996 as a division of Aviation Laboratories, Inc. In April 1999, we incorporated PartsBase.com and acquired all of the assets from Robert A. Hammond, Jr. In September 1999, we relocated the company to Boca Raton, Florida. From April 1996 to October 1998, when we began charging for our services, we were engaged in the development of our database and developing our e-marketplace software and network infrastructure.

     To date, substantially all of our revenue has come from annual subscription fees for access to our e-marketplace. Most of our members are companies that sell products and services to the aviation industry. Generally, our subscriptions are entered into on an annual basis. Although we have executed a few subscriptions of a longer duration, generally these contracts may be terminated at any time.

     In the future, we plan to derive revenue from sources other than subscription fees within our e-marketplace, including transaction fees. In addition, we intend to generate transaction fee revenue from transactions consummated by our members with value added merchandise and service providers. Also, we believe we will generate advertising fees from banner and classified advertisements. We cannot assure you that we will be successful in generating any of these additional revenue and fees.

     Since we began operations in April 1996, we have incurred significant net losses. For the years ended December 31, 1997, 1998 and 1999, our net losses attributable to holders of common stock were $191,632, $148,121 and $7,815,409, respectively.

RESULTS OF OPERATIONS

  Years Ended December 31, 1998 and December 31, 1999

     Net Revenue. Our revenue consists of subscription fees charged to our subscribers and, to a lesser extent, banner advertising revenue. Our net revenue for the year ended December 31, 1998 was $3,504, which consisted of $800 in banner advertising revenue and $2,704 in subscription revenue, compared to net revenue of $362,224 for the year ended December 31, 1999, which consisted of $357,724 of subscription revenue and $4,500 of banner advertising revenue. We did not begin charging subscription fees until November 1998.

     Cost of Revenue. Our cost of revenue consists of compensation for our sales and marketing personnel, telephone expenses, Web site development, a proportion of rent and office expenses and, to a lesser extent, bank and credit card processing charges. Our cost of revenue increased from $43,462 for the year ended December 31, 1998, to $3,211,671 for the year ended December 31, 1999, including noncash compensation expense of $1,799,139 related to the issuance of our restricted stock. This increase is attributable to an increase in the size of our sales force from 1 at December 31, 1998 to 51 at December 31, 1999. We plan to continue to increase the size of our sales force. We expect that our sales and marketing expenditures will increase significantly, both in absolute dollars and as a percentage of net revenue, as we increase our marketing efforts and incur additional sales commissions.

     Our gross loss increased from $39,958 for the year ended December 31, 1998 to $2,894,447 for the year ended December 31, 1999 as a result of the factors described above.

     General and Administrative Expenses. Our general and administrative expenses increased from $108,163 for the year ended December 31, 1998, to $1,293,091 for the year ended December 31, 1999. Our general and administrative expenses for the year ended December 31, 1998 consisted of personnel costs of $65,458, costs allocated from our former parent of $39,153, and other costs totalling $1,100, while expenses for the year ended December 31, 1999 consisted of personnel costs of $455,268, amortization of deferred financing costs of $364,925, advertising costs of $151,193 and other costs totaling $321,705 consisting of professional fees, rent, utilities, supplies and other related administrative costs. The increase in personnel costs is attributable to the increase in the number of our executive and administrative staff from one at December 31, 1998 to 16 at December 31, 1999. The amortization of deferred financing costs relates to our private placement of convertible notes which began in June 1999. We did not begin incurring advertising costs until after December 31, 1998. Our costs increased for the year ended December 31, 1999 over the same period in 1998 due to our expansion of a fully operational office in 1999. During 1998 we were allocated costs incurred by our former parent. The overall increase in costs corresponds to the increase in our revenues and marketing efforts. We expect that our general and administrative expenses will increase in absolute dollars as we continue to expand our operations but decrease as a percentage of net revenues.

     In connection with the issuance of our restricted stock, we recognized noncash compensation expense of $899,821 which has been classified as a component of operating expenses for the year ended December 31, 1999. We did not have any noncash compensation expense for the same period of 1998.

     Interest Expense. Interest expense relates to the issuance of convertible notes as part of our private placement from June 1999 through November 1999. Our interest expense increased from $0 for the year ended December 31, 1998, to $881,652 for the year ended December 31, 1999 including $850,000, representing the beneficial conversion feature applicable to such convertible notes. Prior to June 30, 1999, we did not have any debt.

  Years ended December 31, 1997 and December 31, 1998

     Net Revenue. Net revenue increased from $2,861 for 1997, which represented banner advertising revenue, to $3,504 for 1998, which consisted of $800 in banner advertising revenue and $2,704 in subscription revenue. We did not begin charging subscription fees until November 1998.

     Cost of Revenue. Our cost of revenue decreased from $104,041 for the year ended December 31, 1997, to $43,462 for the year ended December 31, 1998. Our cost of revenue consisted of Web site development costs and communication expenses. In 1998, we continued to upgrade our network capacity and functionality. However, our development costs and communication expenses were lower in 1998 than in 1997.

     General and Administrative Expenses. Our general and administrative expenses increased from $90,452 for 1997 to $108,163 for 1998. Expenses consisted of general and administrative personnel costs and an allocation of costs from our former parent. The increase was attributable to more costs being allocated from our former parent in 1998 than in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have had significant negative cash flows from our operations. For the years ended December 31, 1997, 1998 and 1999, we used $168,373, $83,096 and
$596,498 of cash, respectively, in our operating activities. Cash used in operating activities in each period resulted from net losses in those periods. For the year ended December 31, 1999, our cash used in operating activities included increases in our trade accounts receivable of $297,884. This reflects our efforts to expand the subscription base by allowing for payment terms up to 60 days. For the years ended December 31, 1997, 1998 and 1999, we used $8,476, $688 and $1,238,124, respectively, of cash for investing activities which have consisted of expenditures for computer hardware and software, furniture and fixtures, communication equipment and leasehold improvements as well as deposits on various equipment leases.

     Since inception, we have financed our operations from the collection of subscription fees, proceeds of $962,500 from issuance of convertible subordinated notes and proceeds of $1,902,375 from issuance of convertible preferred stock. Robert A. Hammond, Jr., our principal stockholder and Chief Executive Officer, loaned us $80,900 which was repaid prior to December 31, 1999.

     As of December 31, 1999, our principal source of liquidity was approximately $735,276 of cash and cash equivalents. As of December 31, 1999, we had no material commitments for capital expenditures.

     We believe that we have sufficient cash and cash equivalents to fund our operating and investing activities for at least the next 12 months. Our future long-term capital needs will depend significantly on the rate of growth of our business, the timing of extended service offerings and the success of these services once they are launched. Any projections of future long-term cash needs and cash flows are subject to substantial uncertainty. We may need to raise additional funds in future periods through public or private financings, or other arrangements. Any additional financings, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could harm our business, financial condition and results of operations. In addition, such a failure to raise needed capital could impair our future plans to expand our e-marketplace, attract new members, and provide new and upgrade current services to our members. If additional funds are raised through the issuance of equity securities, additional dilution could result. In addition, any equity securities issued might have rights, preferences or privileges senior to our common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our convertible notes payable have a fixed rate and, therefore, do not expose us to risk of earnings loss due to changes in market interest rates. The market value of the convertible notes payable was $5,793,641 based on the market value of the underlying common stock on December 31, 1999 plus unpaid interest as of December 31, 1999.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We currently do not engage in, nor expect to engage in, derivative or hedging activities, and therefore we anticipate there will be no impact to our consolidated financial statements.

     In March 1998, the American Institute of Certified Public Accountants, or the AICPA, issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize costs related to internal use software once criteria designated in SOP 98-1 have been met. We adopted SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 did not have a material impact on our financial condition, results of operations or cash flows.

     In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. We adopted SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on our financial position, results of operations or cash flows.

                                    BUSINESS

INDUSTRY BACKGROUND

     Growth of E-Commerce. The growth of the Internet and related technologies has resulted in drastic changes in the way businesses and consumers communicate, share information and conduct business. As Internet usage has increased, the Internet has expanded from a medium primarily for publishing information to one that enables more complex business-to-business communications and commerce. At the same time, in response to increasing competitive pressures to lower costs, decrease inventories and improve sales and marketing productivity, businesses are increasingly replacing paper-based transactions with more efficient Internet e-commerce solutions. Forrester Research estimates that the business-to-business e-commerce market will grow from $43 billion in 1998 to $1.3 trillion by 2003.

     Aviation Parts Industry. The worldwide market for aviation parts and products is highly fragmented and parts are supplied by many types of suppliers, including airlines, OEMs, numerous distributors, on-site airport maintenance providers, also known as fixed base operators, FAA certified facilities, traders and brokers. Aerospace Industries Association estimates that total exports and imports of aircraft parts and products were approximately $29 billion in 1999. Furthermore, in recent years, the airline industry has experienced rapid growth in business and leisure travel. As a result, the world fleet of aircraft is projected to increase from 12,600 aircraft in 1998 to 28,400 aircraft in 2018, according to the Boeing Report. The increase in travel and the number of aircraft have likely contributed to demand for aircraft parts and products as aircraft must be serviced at scheduled intervals. In addition, management believes that as the age of the world fleet of aircraft increases, demand for new, used and overhauled aircraft parts and products may increase.

     Historically, airlines have controlled the majority of the aviation parts and products inventory. Management believes airlines are beginning to reduce the size of their parts inventories in an effort to reduce inventory carrying costs. These inventory reductions have increased reliance by airlines on suppliers of new, used and overhauled parts and products, many of which may be difficult to obtain from manufacturers on a timely basis, if at all. If airlines demand time responsive inventory procurement processes, responsibility for inventory storage and handling may shift to suppliers.

     Suppliers of aviation parts and products are geographically disperse and because of the specialized and complex nature of aviation parts and products, the particular part or product desired by a buyer may not be easily accessible. Buyers often search for a specific part or product to meet the parameters for a specific aircraft at a particular location. Buyers may spend several hours examining multiple paper catalogs and other information from different suppliers to identify the most appropriate part or product. After locating the desired part or product, buyers place orders by telephone, fax, or e-mail and typically must place orders with multiple suppliers in order to obtain parts or products related to a single aircraft. Orders for aviation parts or products are typically handled through internal, paper-based processes that require manual preparation, written approval by purchasing managers and manual order tracking, and billing and reporting across multiple departments within an organization. We view current paper-based procurement processes as complex, cumbersome and time-consuming. Paper-based orders also tend to be costly for buyers and sellers to track and bill, and the decentralized order process does not facilitate the collection of data that is necessary for efficient pricing and delivery.

     Opportunity for Business-To-Business E-Commerce Solution. We believe the fragmentation and complexities of the aviation industry and the current paper-based purchasing processes create the need for a business-to-business e-commerce solution that seamlessly brings together buyers and sellers of aviation parts and products. To effectively address the needs of buyers and sellers, it is important that the solution offers a neutral and fair marketplace with accurate catalog descriptions of parts and products and this information must also be fairly and accurately presented to buyers. In addition, the solution should offer sellers an opportunity for incremental sales and the ability to offer buyer-specific pricing.

     Traditional purchasing methods also present a number of challenges to sellers trying to reach buyers of aviation parts and products. Due to the high cost of printing and distributing paper catalogs, sellers cannot cost-effectively manage frequent updates and distribution of time-sensitive information. We view these catalogs as cumbersome to search and limited in their ability to provide depth of product and seller content. Sellers who are small in size may have limited resources available to support the growing challenge of marketing and selling to the highly fragmented worldwide market for aviation parts and products. As a result, we believe traditional procurement and sales methods are inefficient in many respects for both buyers and sellers.

     Traditional Electronic Purchasing. We believe the current methods which use information technology to reduce inefficiencies in corporate purchasing have limitations that prevent widespread adoption. Two methods currently used by some of our competitors in the aviation parts industry are conventional Electronic Data Interchange, also known as EDI, and Enterprise Purchasing Software Systems. EDI systems allow computers to exchange information in uniform formats across private networks without human intervention. Because EDI systems rely on the execution of repetitive identical transactions, we believe they are generally not well suited for dynamic procurement environments involving many buyers and sellers of a wide variety of goods and services. By contrast, some vendors have developed Enterprise Purchasing Software Systems designed to improve the coordination of the purchasing function across large enterprises. However, both EDI systems and Enterprise Purchasing Software Systems can be expensive to license and/or install and may require users to pay ongoing maintenance and/or transaction fees. Due to the expense and complexity of these systems, they are generally unsuitable for all but the largest organizations. Furthermore, we believe that neither EDI nor Enterprise Purchasing Software Systems offer a full spectrum of online procurement functions.

THE PARTSBASE.COM ADVANTAGE

     The Internet provides a cost-effective medium for businesses, regardless of size, to link directly to their communities of customers and other business partners. Our solution takes advantage of the low costs and community building nature of the Internet to support our business-to-business e-commerce marketplace. Our e-marketplace offers targeted content and services to meet the specific needs of our members. With a standard Internet connection, a Web browser and a PartsBase.com membership, each of our e-marketplace members can immediately participate as both a buyer and a seller.

     Our solution is comprised of an e-marketplace where our members can buy and sell a wide range of aviation parts and products over the Internet in an efficient and cost-effective manner. We estimate that our e-marketplace utilizes a database of approximately 1,200 suppliers, which we believe constitutes one of the largest independent databases of inventory and information in the aviation industry. In addition, our advanced search functions enable users to quickly and easily identify and locate the parts and products they need. We have designed our e-marketplace to attract professionals responsible for selecting and purchasing aviation parts and products. We believe our service enables our members to quickly realize the benefits of increased efficiency, faster turnaround and more timely information. Our solution is designed to provide the following benefits to our members:

     Reduced Procurement Costs. By eliminating many costly and time-consuming functions of the traditional procurement process, we believe our e-marketplace allows our members to reduce operating costs and shorten cycle times in the buying and selling processes. Rather than searching through several paper-based catalogs, buyers can identify and locate products through a single electronic database. Our solution currently enables buyers to rapidly prepare and broadly distribute bid requests and allows sellers to respond to these bid requests in a timely and efficient manner. Moreover, our solution allows buyers and sellers to immediately access our e-marketplace without incurring the cost of additional software and system maintenance.

     More Efficient Pricing and Broader Product Choices for Buyers. By automating the search and bid request process, our solution allows buyers to identify sellers with desired inventory in our e-marketplace and to send out bid requests efficiently. In addition, our e-marketplace allows buyers to expand the number of sellers from which they request bids. Our database provides buyers with the online ability to compare various products from an individual supplier or multiple suppliers. As a result of increased access to sellers, product availability and pricing information, we believe many of our members have realized reductions in the cost of the parts and products they have purchased in our e-marketplace.

     Ability to Locate the Most Geographically Desirable Parts. By providing buyers access to a global e-marketplace for aircraft parts, we believe our solution enables buyers to avoid the delays and costs associated with traditional sourcing methods, which often require buyers to spend significant time and resources searching for parts on a piecemeal basis via phone or fax communication to regional suppliers. As a result, we believe that buyers are often unable to quickly locate and receive needed parts at the best available price. With our solution, we believe our members can locate and source needed parts and products in a timely and cost-effective manner, regardless of where the buyer is located.

     Expanded Distribution Opportunities for Sellers. We believe that our e-marketplace enables sellers to receive requests for quotations from buyers to whom they might not otherwise have access. Sellers in our e-marketplace, regardless of their size and marketing resources, can receive requests for quotations from buyers throughout the world. Sellers whose size would prohibit them from actively participating in a traditional marketplace thus have access to expanded distribution channels. We also believe that our solution enables many of our sellers to offer, for the first time, their goods and services for sale over the Internet. In addition, we offer sellers the capability to update product information and introduce new products without being limited by specific catalog publication cycles. As a result, we believe our e-marketplace is an effective tool for sellers to achieve broader marketing and sales exposure in their primary markets and to enter new geographic markets on a cost-effective basis.

     Ease of Use and Better Access to Information. With a standard Internet connection and Web browser, our members are provided quick and easy access to our e-marketplace from anywhere in the world. Our e-marketplace solution allows sellers to control pricing and descriptive information about the aviation parts and products they offer, helping to ensure that potential buyers obtain accurate information on a 24-hour, 7-day a week basis. Moreover, our solution encourages sellers to update their inventory regularly by displaying the most recent inventory entries at the top of a list of those sellers with a particular part in stock.

OUR SOLUTION

     We currently offer a variety of services to our members. The following summarizes some of the current services and features of our e-marketplace:

     Online Buying and Selling. Our global e-marketplace enables our members worldwide to interact as buyers and sellers, streamlining their purchase and sale process over the Internet. In addition to searching by part number, our members are able to utilize advanced search functions, such as Wildcard search, Smart search and Keyword search, each of which allow members to use either a description or a partial part number to locate the desired part. Also, members using our e-marketplace's posting function can send a request for quotation, including requests for line item price quotes, to sellers who respond electronically with pricing and availability information.

     The request for quotation process begins with suppliers submitting their inventories to us by e-mail or disk, which we then upload on to our Web site. Using the search methods described above, buyers are then able to use our Web site to identify where and from whom needed parts can be purchased. The buyers may then elect to transmit a pre-formatted request for quotation via e-mail to selected suppliers, or they might choose to print out a hard copy of the request for quotation and fax it to the suppliers, at which point the buyers will receive quotes from interested suppliers and can begin to make their purchase decisions.

     Transaction Information. Our e-marketplace will allow members to update their inventory database information. After sellers respond with bids, buyers can analyze the responses and select one seller's bid or to select items from specific sellers. We intend to design our solution so that after a bid is accepted, our e-marketplace will allow buyers to complete the purchase by creating and sending electronic purchase orders and finalizing the payment and delivery instructions. In addition, sellers will be able to electronically disseminate accurate information in a timely and cost efficient manner.

     Online Auctions. Our e-marketplace will allow us to host and administrate various types of online auctions for aircraft parts and products. We believe these auctions will provide buyers and sellers an efficient means to purchase and sell aircraft parts and products.

     Procurement Controls. A client password file is checked at each member login and whenever members access the database. In the future, we intend to implement controls which will allow members to limit their employees' access to selected sellers, specific items, quantities and service features. Through protocols like these, control over corporate purchasing will be significantly enhanced without the installation of expensive enterprise purchasing software systems. Members will also be able to monitor employee requests for proposals and purchase orders. We will also maintain records of procurement activity by our members that can be used to verify or validate transactions.

     Community. In addition to providing community-building information such as industry job and aircraft sales listings, as well as links to members and other industry Web sites, we will continue to expand our services to help foster interaction among our members. We plan to introduce additional features such as industry trade news, discussion forums, chat rooms and bulletin boards, all of which foster active community participation among our members. We expect to continue to add features, content and services that enhance the benefits of membership in our e-marketplace.

     Future Services. In addition to the foregoing, we have recently contracted with Tradex Technologies, Inc., a multi-party e-commerce transaction software developer and subsidiary of Ariba, Inc., for the installation and implementation of software that will allow for online transactions among our members. We have also contracted with Trading Dynamics, Inc., another subsidiary of Ariba, Inc., to provide software for our auction platform. These additional services are expected to enable us to offer competitive online negotiation, pricing and bidding for products, and will allow us to act as a virtual clearing house for products. In addition, once implemented, the transaction software will enable our members to retrieve and review their purchase and sale activity through keyword, date, seller or purchase order number searches. This will enable buyers and sellers to utilize historical transaction data in making future pricing and procurement decisions. In addition, our solution will automatically generate inquiry and transaction records facilitating improved documentation and auditing.

OUR BUSINESS STRATEGY

     Our objective is to establish our e-marketplace as the preferred aviation industry business-to-business solution. The key elements of our strategy include:

     Achieving Growth Through Transaction Fees and Other Sources of
Revenue. Substantially all of our current revenue is derived from subscription fees from our paying members. In order to expand our potential revenue base, we are in the process of installing and implementing customized software that will allow for online transactions among our members. We expect that this software will enable competitive online negotiating, pricing, and bidding for products, and will allow us to act as a virtual clearing house for parts and products. We believe that these features will allow us to generate additional revenue through transaction fees charged to our members. We may also generate additional revenue through the sale of banner advertisements, classified advertisements and other electronic promotions, as well as from fees for value-added services.

     Strengthening the PartsBase.com Brand. We believe that the breadth of features that we offer, the number of members in our e-marketplace and the goods and services offered by these members provide us with an essential foundation for a comprehensive e-commerce solution for the aviation industry. We plan to expand and enhance our marketing initiatives to increase our brand awareness and identity. These initiatives will include traditional and Internet-based advertising targeted at selected audiences, interviews, articles in business media and trade publications and direct sales and telemarketing.

     Increasing Membership and Market Penetration. Since we began operations in 1996, we have grown our membership to over 13,000 by focusing on buyers and sellers in all facets of the aviation industry. In order to continue our membership growth and increase our worldwide market penetration, we intend to expand our sales and marketing efforts through our multilingual internal sales force, indirect sales channels and by making use of the community offered by our network of existing members.

     Establishing and Expanding Strategic Sales and Marketing Relationships. We intend to pursue strategic sales and marketing relationships to expand our membership, extend our marketing reach, and further develop our e-marketplace in a rapid and cost-effective manner. These expanded relationships, if successful, will increase the breadth of information, goods and services available to our members, thereby enabling us to attract and retain additional members.

     Expanding our International Presence. Our goal is to become the leading e-marketplace for the aviation parts industry. We believe the international scope of the Internet, the global reach of many of our customers and the worldwide demand for aviation parts and products present opportunities to further expand our e-marketplace internationally. Presently, we estimate that approximately 25% of our members are based internationally or have international operations. We plan to take advantage of our technology, expertise, and existing member relationships to further expand our e-marketplace in other parts of the world.

     Attracting and Retaining Members with New Content, Features and Services. We intend to continue increasing the number of members in our e-marketplace by introducing additional services and features, such as our online auction service, that appeal to the specific needs of our members. In addition, we intend to offer e-commerce transaction services such as online order payment processing.

     Our success as a business will depend in large part on our ability to build a critical mass of parts, products and sellers. If we are unable to increase the number of sellers and draw more buyers to our e-marketplace, we will not be able to benefit from any network effect, where the value to each member in our e-marketplace increases with the addition of each new member.

OUR REVENUE SOURCES

     To date, our primary source of revenue has been subscription fees from our paying members. In general, annual subscription fees are paid in advance by credit card or other form of immediate payment. In lieu of immediate payment, clients may submit a verified purchase order and receive payment terms of up to 60 days from the date of the initial order. In order to build our base of e-marketplace members, we have and will continue to provide free trial memberships. During the free trial membership period, the length of which is determined by us on a customer-by-customer basis, our sales people attempt to convert these trial memberships into paying memberships. In the event that a trial member is unwilling to become a paying member, we will generally terminate such membership. While we do not currently limit the features that our trial members can access, we expect that as we broaden the scope of available features, only paying members will have access to all available features.

     We believe our revenue base will expand as a result of our agreements with Tradex Technologies, Inc. and Trading Dynamics, Inc. for the installation and implementation of transaction software that will allow us to implement an auction feature whereby our members will be able to buy and sell aircraft parts and products by engaging in competitive online negotiating, pricing and bidding. This transaction software is designed to allow us to act as a virtual clearing house for aviation parts and products sold in our e-marketplace. If these auctions are successfully developed and implemented, we believe we will be able to charge a negotiated fee that will vary based on the size, scope and price of the offered parts and products, thereby generating additional revenues.

     We also plan to expand our revenue sources over time to include fees for classified advertising as well as increased revenue from banner advertisements. In addition, we believe our sources of revenue will increase as we expand the scope of our value-added services.

OUR E-MARKETPLACE MEMBERS

     Our target members are primarily the businesses that buy and sell aircraft parts and products in the global marketplace. We have over 13,000 members representing over 115 countries. Our members vary from small businesses and individual aircraft owners to Fortune 500 companies. Some of our members include:

A. J. Walter Aviation
Aero Group
AGES Group
Airborne Express
Air New Zealand
Alaska Airlines
Allied Signal
American Aircarriers Support

Amway Corp.
Arca Airlines
Atlantic Airlines, Inc.
Aviation Spares Ltd.
Avjet Trading
Banyan Air Service
Bell Helicopter
Bermuda Air Service
BF Goodrich Aerospace
Big Island Air
Boeing
Bombardier
British Aerospace
BAX Global
BWIA
California Propeller
Canadian Airlines
CASA
Chrysler Pentestar
Commander Aero Inc
Copenhagen Avionics A/S
Curtiss-Wright Accessory
  Services
D & D Aircraft Supply
Dallas Aerospace
Dee Electronics
Del Monte Aviation
Dyn Corp (NASA Houston)
ELECTROSONICS
Embraer
Executive Air Taxi
Flight Safety international
Florida Jet Center
Galaxy Aerospace
Garrett Aviation Services
Grimes Aviation
Hamilton Sundstrand
Hawker Pacific
Honeywell
Icelandair
Itapemirim Airlines
Jet Aviation
Keyson Airways
King Aerospace
KLM
KRN Aviation
Learjet, Inc.
Lider Taxi Aero
Lockheed Martin Services
Lone Star Mooney
Lord Corporation
Lufthansa
Luton Aerospace
Maine Aviation Group
Maritime Helicopters, Inc.
Marsh Aviation
Meggitt Safety Systems
Memphis Group
Messier Services
Middle River Aircraft Services
Million Air
Mitchell Aviation
Mobile Aerospace Engineering
Moog Aircraft Group
Norco
Ohio State University Airport
Omni Air Support
Pensacola Aviation Center
Pilatus Aircraft
Pilkington Aerospace
Raytheon Aircraft Services
Rockwell Collins
Rolls Royce
Saab
Sabreliner Corporation
Seneca Flight
Sentry Aerospace Corporation
Sikorsky
SkyBolt Aeromotive Corp.
Susquehanna Precision
Textron
Tinker Air Force Base
Toronto Sky
TPI Aviation
TRW
Turbine Controls
Tyler Jet Aviation
Ultra Electronics
United Airlines
United Parcel Service
Universal Jet Aviation
U.S. Coast Guard--Hawaii
U.S.A. Jet Airlines
Varig
VASP
Virgin Atlantic
Volvo Aero Corp.

SALES AND MARKETING

     We market our solution through our direct internal sales force. Since our potential members fall within a defined market segment, we are able to identify and target the purchasing decision-makers and potential users who will influence the decision to adopt our e-commerce solution.

     Our sales and marketing approach is designed to help buyers and sellers understand both the business and technical benefits of our e-marketplace, and to promote adoption through one-on-one education and training. We intend to continue to expand our direct sales force through the establishment of multiple sales shifts per day, allowing us to reach geographically diverse markets. However, competition for sales personnel is intense, and we may not be able to attract, assimilate or retain additional qualified personnel in the future.

     Our sales and marketing programs are designed to educate our target market, create awareness and attract members to our e-marketplace. To achieve these goals, we intend to take advantage of the community offered by our existing membership base and engage in marketing activities such as trade shows, speaking engagements and Web site marketing. Our targeted industry segment advertising activities include on-line business media and print advertisements in industry trade publications such as Avionics, Aviation Maintenance, Overhaul & Maintenance, and Technology and Aviation Week.

     We provide member service support from 6:00 a.m. to 12:00 a.m., Eastern Standard Time, Monday through Friday. Our customer support department is responsible for day-to-day contact with members and responds to questions from members through e-mail and a toll-free number. This department is responsible for retaining and increasing use by existing members and is an important aspect of member satisfaction. Our customer support and service personnel handle general member inquiries and technical questions. We have automated some of the tools used by our customer support and service staff, such as tracking screens that let our support staff track a transaction through a variety of information sources.

     Our worldwide sales and marketing group consisted of approximately 51 individuals as of December 31, 1999, all of whom are located at our Boca Raton, Florida headquarters.

TECHNOLOGY AND OPERATIONS

     Our e-marketplace technology serves as our enabling platform. Our Web site technology resides on our server located in Boca Raton, Florida. Members access our service using a standard Web browser.

     Our Web site architecture is designed to allow us to accommodate membership growth. This scalability permits us to quickly add new members to our e-marketplace without those members incurring infrastructure costs.

     Our Internet service providers currently maintain three high speed T3 Internet connections. The client connections are load balanced over our presentation layer servers. Database servers are configured to be fault-tolerant and their hard drives can be swapped while the system is operating. These databases are replicated on additional back-up servers for quick access.

     Our software makes significant use of standard software programming languages, interfaces and protocols. The use of ODBC, or Open Database Connectivity, compliant databases and plug-in technologies allows integration with enterprise accounting and management systems such as Oracle and other ODBC compliant systems. Many standard data transfer protocols are also supported.

     We utilize firewalls and other restrictions and physical or electronic separations to prevent harm to the service. Our servers add, update, and retrieve data through procedures designed to prevent improper access to data. Additionally, our staff has restricted access to our e-marketplace data and network. Our servers are equipped with virus detection and removal software.

     In addition to the redundant database servers, all member data is backed-up to tape on a daily basis.

     We have designed our system to enable each member to maintain their information on our databases so that other users can access the most current data. In addition, by using custom interfaces, members can automate the process of maintaining their data.

COMPETITION

     The market for business-to-business e-commerce and Internet ordering and purchasing is new and rapidly evolving, and competition is intense and is expected to increase significantly in the future. We believe that companies in our Internet business-to-business e-marketplace compete on the basis of:

     - ease of use of technology;

     - breadth and depth of product and service offerings;

     - pricing of products and services;

     - quality and reliability of the Internet purchasing solution; and

     - quality and scope of customer service and support.

     We currently compete almost solely in the market for aviation parts and products, and we face competition from two main areas within this market: other businesses with e-commerce offerings and traditional suppliers and distributors of aviation parts. Because of the rapidly evolving nature of e-commerce, it is difficult to objectively estimate the number of companies that compete directly against us. However, we believe companies that primarily focus on creating Internet purchasing solutions for the aviation parts industry include Inventory Locator Service, a subsidiary of Aviall, Inc., and AVsupport, each of which offers parts locating functions to customers. Traditional suppliers and distributors, including the AGES Group and Boeing, currently sell aviation parts through paper catalogs and Web sites.

     Many of our current and potential competitors may have longer operating histories, larger customer bases and greater brand recognition in business and Internet markets and significantly greater financial, marketing, technical and other resources than we do. In addition, other e-commerce service providers may be acquired by, receive investments from or enter into other commercial or strategic relationships with larger, well established and well-financed companies as use of Internet and other online services increases. For example, companies that control access to Internet service provider services that are used to connect to our network could promote our competitors or charge our clients substantial fees for Internet access. Therefore, current and potential competitors may be able to devote significantly greater resources to marketing and promotional campaigns, may adopt more aggressive pricing policies or may try to attract users by offering services for free and devote substantially more resources to product development than us.

     Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand, any of which could materially and adversely affect our business, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on us by enabling our competitors to offer a similar but lower-cost service. We cannot assure you that we will be able to compete successfully against current and potential competitors. Further, as a strategic response to changes in the competitive environment or otherwise, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could materially and adversely affect our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely on a combination of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and business partners to protect our proprietary rights in products, services, know-how and information. We have a federal trademark registration for "PartsBase" and we have applied for federal trademark protection for "PartsBase.com." We may seek additional trademarks in the future. Furthermore, we may seek copyrights and patents in the future. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology. We cannot be certain that our services do not infringe patents or other intellectual property rights that may relate to our services. Like other technology and Internet-based businesses, we face the risk that we will be unable to protect our intellectual property and other proprietary rights, and the risk that we will be found to have infringed the proprietary rights of others.

GOVERNMENT REGULATION

     Both domestic and foreign entities regulate the parts and products sold on our Web site. The FAA is charged with regulating the manufacture, repair and operation of all aircraft and aircraft equipment operated in the United States. The FAA monitors safety by promulgating regulations regarding proper maintenance of aircraft and aircraft equipment. Similar regulations exist in foreign countries. Regulatory agencies specify maintenance, repair and inspection procedures for aircraft and aircraft equipment. These procedures must be performed by certified technicians in approved repair facilities on set schedules. All parts must conform to prescribed regulations and be certified prior to installation on any aircraft. Although we are not currently subject to any governmental regulation regarding the parts and products sold on our Web site, we may in the future become subject to FAA or other regulatory requirements.

EMPLOYEES

     As of December 31, 1999, we had 67 full time employees. Of these, 51 were in sales and marketing, seven were in programming, technical and customer support and operations and nine were in administration, including finance. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

FACILITIES

     Our corporate headquarters are located at 7171 N. Federal Highway, Suite 100, Boca Raton, Florida 33487, where we lease approximately 4,600 square feet of office space for a monthly rental fee of approximately $6,500 under a lease that expires May 31, 2001, with an option to renew for a two year period. This facility houses all of our operations, including the executive staff, e-marketplace operations, customer support and programming and development. We maintain our Web site in Boca Raton, Florida.

LEGAL PROCEEDINGS

     In the ordinary course of business, we may be subject to claims and legal proceedings. We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of PartsBase.com and their ages as of December 31, 1999, are as follows:

NAME                                     AGE   POSITION
----                                     ---   --------
Robert A. Hammond, Jr.(1)..............  45    President, Chief Executive Officer and
                                                 Chairman
Steven R. Spencer......................  45    Chief Operating Officer and Director
Michael W. Siegel......................  37    Chief Financial Officer
Yves C. Duplan.........................  38    Chief Technology Officer
Kevin J. Steil.........................  28    Chief Information Officer
Louis W. Storms IV.....................  25    Director
Thomas C. Van Hare(1)(2)...............  38    Director
David G. Fessler(1)(2).................  32    Director Nominee
Pierre A. Narath(2)....................  36    Director Nominee

---------------

(1) Member of the compensation committee of the board of directors effective upon completion of this offering.
(2) Member of the audit committee of the board of directors effective upon completion of this offering.

     Robert A. Hammond, Jr. Mr. Hammond has served as our President, Chief Executive Officer and Chairman since our incorporation in April 1999. In April 1996, Mr. Hammond founded our predecessor as a division of Aviation Laboratories, Inc., a company for which he also served as Chief Executive Officer from its inception in August 1985. From August 1985 until June 1999, Mr. Hammond was the Chief Executive Officer and Chairman of Great Pines Water Company, a publicly traded bottled water company that he sold to Suntory Bottled Water Group in June 1999. Mr. Hammond received his Bachelor of Science degree in Marketing from Syracuse University.

     Steven R. Spencer. Mr. Spencer joined us as Chief Operating Officer in May 1999 and was elected to the board of directors in June 1999. Prior to joining us, Mr. Spencer was a partner in Meridian Capital Group, Inc., where he served as the Executive Vice President from December 1994 to March 1999. Mr. Spencer left Meridian at the time it was purchased by E*Offering, an Internet investment banking firm partially owned by E*Trade.

     Michael W. Siegel. Mr. Siegel joined us as Chief Financial Officer in January 2000. From August 1997 through December 1999, Mr. Siegel served as Director of Finance/Controller of Curtiss-Wright Flight Systems, Inc., a subsidiary of Curtiss-Wright, Inc., a NYSE listed designer, manufacturer and overhauler of precision components and systems and a provider of highly engineered services to the aerospace and other industries. In addition, from May 1997 through October 1999, Mr. Siegel served as a founder and vice president of Mail Call, Inc., a developmental stage e-commerce company. From April 1995 through August 1997, Mr. Siegel served as the Chief Financial Officer of The Protective Group, a manufacturer of protective products such as bulletproof vests, armoring for automobiles and helicopters, and firefighter gear. From March 1994 through April 1995, Mr. Siegel served as the Chief Financial Officer of Universal Heights, Inc., a publicly traded manufacturer and distributor of licensed sports and entertainment novelty products. Mr. Siegel is a Certified Public Accountant and received a Bachelor of Science in economics from the Wharton School, University of Pennsylvania, and a Master of Business Administration from the University of Miami.

     Yves C. Duplan. Mr. Duplan joined us in September 1999 as our Chief Technology Officer, and has over 15 years of experience as a software developer and project manager. From March 1996 to September 1999, he was a Senior Software Developer with Office Depot Corporation where he was a member of a core development team responsible for the design, evaluation, and implementation of new technologies for backroom applications running in Office Depot stores. From May 1990 to March 1996, Mr. Duplan was a

Software Engineer/Project Leader for Analyst International Corp, a consulting company, where he managed a team of software developers. Mr. Duplan holds a Bachelor of Science in Computer Engineering from Nova University.

     Kevin J. Steil. Mr. Steil joined us in August 1999 as Chief Information Officer. From February 1996 to August 1998, Mr. Steil was a developer for the AGES Group, a division of Volvo that sells parts and ground support equipment to the aviation industry. Mr. Steil was responsible for the design and implementation of the AGES transactional Web site, as well as maintaining their enterprise network. From May 1994 to January 1997, Mr. Steil served as internet consultant for Infrastructure Inc. Mr. Steil received his Bachelor of Science in marine biology from Florida Atlantic University in 1994 and Associates Degree in computer science from Panama Canal College in 1991.

     Louis W. Storms IV. Mr. Storms was elected to our board of directors in June 1999. Mr. Storms has served as a consultant to us since February 1999 and in that capacity served as our interim Director of Technology until August 1999. Mr. Storms is an author and expert in developing multi-tiered distributed applications using Microsoft Windows DNA. His book, Microsoft Windows DNA Exposed, was published in April 1999 by a subsidiary of Macmillan Computer Publishing. Mr. Storms is a founder and partner in Plan Three Solutions, L.L.C., a software development company. From April 1998 to September 1998 Mr. Storms acted as a consultant for Deloitte and Touche LLP, and from June 1996 to March 1998, he served as a consultant in business valuations and as a software consultant for Arthur Andersen LLP. In 1996, Mr. Storms received a Bachelor of Business Administration from the University of Texas, at Austin.

     Thomas C. Van Hare. Mr. Van Hare was appointed to our board of directors in November 1999 and has extensive experience in commercial design and Internet marketing. Mr. Van Hare is the President and Chief Executive Officer of Capstone Internet Services, Inc., a graphic design and marketing company which he founded in early 1994. Mr. Van Hare is a commercial pilot with multi-engine and instrument ratings and has over three years of search and rescue experience.

     David G. Fessler. Mr. Fessler has been appointed as a member of our board of directors effective upon completion of this offering. Since September 1999, Mr. Fessler has served as the President and owner of ADGrant Systems and Networking Corporation, a networking integration services company that currently services the AGES Group and the University of Connecticut. Since January 1999, he has served as the Vice President of Novus Holding Corporation, a holding company for interests in Magellan Aircraft Sales and Leasing Corp. and Fairdinkum Construction Company. In addition, since May 1999, Mr. Fessler has served as a board member of QODE.COM, an Internet bar coding company. From May 1990 to August 1999, Mr. Fessler served as the Vice President of Technology for the Information Systems Group of the AGES Group where he was responsible for worldwide network and computer operations support.

     Pierre A. Narath. Mr. Narath has been appointed as a member of our board of directors effective upon completion of this offering. Since January 1999, Mr. Narath has served as the Chairman, Chief Executive Officer and President of Touchstone Software Corp., an OTC Bulletin Board listed developer and publisher of utility software used to set up, maintain, and manage personal computers and networks. From May 1997 to November 1998, Mr. Narath served as Vice President of Award Software International, Inc., a developer and marketer of system enabling and management software for the global computing market that was acquired by Phoenix Techologies, Inc., in 1998, and as President of Unicore Software, Inc., a software company acquired by Touchtone Software Corp. in 1999. From February 1990 to May 1997, Mr. Narath founded and served as President of Unicore Software, Inc.

BOARD COMMITTEES

     We have established an audit committee and a compensation committee. The audit committee recommends to the board of directors the independent certified public accountants to be selected to audit our annual financial statements and approves any special assignments given to those accountants. The audit committee also reviews the planned scope of the annual audit and the independent accountants' letter of comments and management's response thereto, any major accounting changes made or contemplated and the effectiveness and efficiency of our internal accounting staff. The compensation committee makes recommen-dations to the board of directors regarding the compensation payable to our executive officers, reviews general policies relating to the compensation and benefits of our employees and administers the PartsBase.com, Inc. 1999 stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee will be responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. We did not have a compensation committee during 1999. Our board of directors was responsible for these matters for that year. Upon completion of the offering, our compensation committee will consist of Thomas Van Hare, David G. Fessler and Robert A. Hammond, Jr. Mr. Hammond participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of PartsBase.com, except that he is excluded from discussions regarding his own salary and incentive compensation. Other than Mr. Hammond, no member of the compensation committee has at any time been an officer or employee of PartsBase.com. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee. No interlocking relationship existed between any member of our board of directors and any member of any other company's board of directors or compensation committee in 1999.

     See "Certain Relationships and Related Transactions" for a description of certain transactions between us and members of our board of directors.

DIRECTOR COMPENSATION

     Directors previously have received no cash compensation for serving on the board of directors. Beginning upon completion of the offering, we will pay each non-employee member of our board of directors a fee of $1,000 per board or committee meeting attended, plus all out-of-pocket expenses incurred in connection with attending board meetings. Mr. Storms received an option to acquire 37,500 shares of our common stock at an exercise price of $0.63 per share in November 1999. In addition, Mr. Van Hare received an option to acquire 10,000 shares of our common stock at an exercise price of $0.63 per share upon his election to the board of directors in November 1999. With respect to Mr. Fessler, Mr. Narath, or any future independent non-employee directors, upon the effective date of their appointment to the board of directors, the directors will be entitled to receive an option to purchase an aggregate of 10,000 shares of our common stock. The exercise price of these options shall be the initial public offering price with respect to Mr. Fessler and Mr. Narath and the fair market value of our common stock on the grant date with respect to any future non-employee directors. Mr. Storms' options vested 21,875 at the time of grant with the remainder vesting in five equal monthly installments following the grant date. Mr. Van Hare's, Mr. Narath's and Mr. Fessler's options, as well as any future independent non-employee director's options, shall become exercisable as to one-third of the shares on the six-month anniversary of the grant date, one-third on the first anniversary of the grant date, and the remaining one-third on the second anniversary of the grant date; provided, however, that Mr. Van Hare's option shall accelerate and become exercisable in full if he is not elected to the Board of Directors or otherwise involuntarily ceases to serve as a director. The options will expire on the earlier of ten years from the date of grant or three months after the optionee ceases to be a director. In addition, each of our non-employee directors will be eligible to receive additional stock option grants in the future at the discretion of the board of directors.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation during our fiscal year ended December 31, 1999 for our Chief Executive Officer. No other executive officer received salary and bonus in excess of $100,000 during fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL COMPENSATION
                                                                  -------------------------------
                                                                                     OTHER ANNUAL
                                                                  SALARY    BONUS    COMPENSATION
NAME AND POSITION                                          YEAR    ($)       ($)         ($)
-----------------                                          ----   ------    ------   ------------
Robert A. Hammond, Jr.
  Chief Executive Officer and President..................  1999   81,250(1)     --       --(2)

---------------

(1) Represents salary paid from June 1, 1999 through December 31, 1999. Mr. Hammond's annual salary during that period was $150,000.
(2) Perquisites did not exceed the lesser of $50,000 or 10% of Mr. Hammond's base salary in 1999.

STOCK OPTIONS

     No stock options for our common stock were granted to Mr. Hammond during fiscal 1999. However, certain of our executive officers were granted incentive stock options in fiscal 1999. See "-- Employee Benefit Plans" below.

EMPLOYMENT AGREEMENTS

     In November 1999, we entered into employment agreements with each of our executive officers other than Mr. Siegel, whose agreement is dated December 31, 1999. The employment contracts have an initial term of two years but shall be renewed for successive two year terms unless earlier terminated. The agreements may be terminated by us or the employee with or without cause upon 30 days prior written notice.

     The employment contracts of the executive officers provide for the following annual base salaries both prior and subsequent to completion of this offering:

                                                              POST-OFFERING   PRE-OFFERING
                                                               BASE SALARY    BASE SALARY
                                                              -------------   ------------
Robert A. Hammond, Jr.......................................    $250,000        $150,000
Steven R. Spencer...........................................    $125,000        $ 84,000
Michael W. Siegel...........................................    $141,000        $141,000(1)
Yves C. Duplan..............................................    $ 95,000        $ 95,000
Kevin J. Steil..............................................    $ 80,000        $ 80,000

---------------

(1) Excludes a $30,000 signing bonus.

     The base salaries of each executive officer may be increased in the discretion of the board of directors or the compensation committee of the board of directors. In addition to the base salaries described above, each of the executive officers is entitled to three weeks vacation, reimbursement of business expenses and may, at our expense, participate along with his spouse and dependents in any medical or other insurance plan maintained by us for salaried employees. In addition, Mr. Hammond, Mr. Spencer and Mr. Siegel receive automobile allowances of $1,000, $750, and $750 per month, respectively.

     Each of the employment agreements contain non-compete covenants that prohibit the employee from directly or indirectly participating in businesses in competition with us following termination of his employment for a period of two years.

     Pursuant to the terms of his employment agreement, Mr. Siegel is entitled to receive a severance payment equal to six months' salary in the event of a termination of his employment for any reason other than cause, as defined in his employment agreement.

KEY MAN INSURANCE

     Following completion of this offering, we intend to acquire key man insurance covering the life of Mr. Hammond in the amount of at least $2,000,000 and naming PartsBase.com as beneficiary.

EMPLOYEE BENEFIT PLANS

  Stock Option Plan

     In November 1999, we adopted the PartsBase.com, Inc. 1999 stock option plan for the purpose of promoting our long-term growth and profitability by providing key people with incentives to improve stockholder value and contribute to our growth and financial success.

     The stock option plan provides for the award to eligible participants, including employees, officers, directors and consultants, of stock options including non-qualified options and incentive stock options under Section 422 of the Internal Revenue Code. Under the stock option plan, 2,000,000 shares of common stock are reserved for issuance. The stock option plan will terminate on September 30, 2008 unless extended by our board of directors and, to the extent required under applicable law, our stockholders. The stock option plan may be amended or terminated by our board at any time provided that any significant amendments must be approved by our stockholders.

     Subsequent to this offering, the stock option plan will be administered by our board of directors or the compensation committee of our board of directors. The board or the compensation committee, as the case may be, will select the participants and establish the terms and conditions of each option or other rights granted under the stock option plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which the options become exercisable. The exercise price of all "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, granted under the stock option plan must be at least equal to 100% of the fair market value of the option shares on the date of grant. The term of any incentive stock option granted under the stock option plan may not exceed ten years; however, where the eligible stock option plan participant owns over 10% of the total combined voting power of all classes of our stock, the exercise price must be at least equal to 110% of the fair market value of the option shares on the date of grant and the term cannot exceed five years.

     To the extent required to comply with Rule 16b-3 under the Exchange Act, if applicable, and in any event in the case of an incentive stock option, no award granted under the stock option plan shall be transferable by a grantee otherwise than by will or by the laws of descent and distribution. Other terms and conditions of each award are set forth in the grant agreement governing that award and determined by the board of directors or the compensation committee as administrators of the stock option plan.

     As of the date of this prospectus, non-qualified options to purchase a total of 987,875 shares of common stock were outstanding under our stock option plan at an exercise price of $0.63 per share and no options had been exercised. The following of our executive officers and outside directors received non-qualified stock option grants in November 1999 except for Mr. Siegel, whose grant was made in January 2000.

NAME                               NO. OF SHARES   OPTION PRICE                VESTING
----                               -------------   ------------                -------
Michael Siegel...................  75,000 shares      $0.63       24 equal monthly installments
Yves C. Duplan...................  35,000 shares      $0.63       833 upon grant, remainder in 22
                                                                  monthly installments of
                                                                  approximately 1,458 shares
                                                                  followed by 2 monthly
                                                                  installments of approximately
                                                                  1,045 shares
Kevin Steil......................  10,000 shares      $0.63       1,875 upon grant; remainder in 9
                                                                  monthly installments of 625
                                                                  shares followed by 12 monthly
                                                                  installments of approximately 208
                                                                  shares

     In addition, each of our non-employee directors has received a non-qualified stock option grant upon his appointment to the board of directors. See " -- Director Compensation" above.

  Restricted Stock Bonus Plan

     In May 1999, we adopted the PartsBase.com, Inc. restricted stock bonus plan. The stock bonus plan authorized us to award or grant to employees, consultants, officers and directors (except persons serving as directors only) shares of our common stock subject to a substantial risk of forfeiture. Our board of directors had the sole authority to select participants, to establish the terms and conditions of the stock and to grant the stock.

     Employees, including officers, directors who are not employees, and outside consultants selected by our board of directors, were eligible to receive stock under the stock bonus plan. The maximum number of shares of common stock which could have been granted under the stock bonus plan was 1,200,000 shares. The vesting schedule of stock granted under the stock bonus plan was determined by our board of directors.

     Stock grants under the stock bonus plan vest in accordance with a schedule established by our board of directors with respect to each individual grant. In the event a stock grant recipient is terminated, any unvested portion of the shares that were subject to the stock grant shall be canceled. Each recipient has all the rights of a shareholder with respect to stock received pursuant to the stock bonus plan, including the right to vote these shares and receive all dividends and other distributions.

     We terminated the stock bonus plan in November 1999. Prior to termination, stock grants totaling 1,108,500 shares were granted to an aggregate of 42 persons. Effective November 17, 1999, we entered into restricted stock cancellation agreements with substantially all of the recipients who received stock pursuant to the stock bonus plan. The agreement calls for cancellation of any stock received by the recipient and termination of the restricted stock agreement between the employee and us. An aggregate of 251,250 shares of restricted stock remain outstanding under the stock bonus plan. Such stock is held by a total of four persons, including 250,000 shares held by Steven Spencer, a director and executive officer. Mr. Spencer's stock grant vested with respect to 50,000 shares upon commencement of employment. The remaining 200,000 shares vest in 24 equal monthly installments; provided, however, that vesting shall accelerate with respect to 100,000 shares upon completion of this offering.

     In connection with the cancellation of the stock grants under our stock bonus plan, we issued an option to purchase one share of common stock for each cancelled share of stock bonus plan stock. The replacement options were granted pursuant to our 1999 stock option plan.

LIMITATIONS ON LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Texas Business Corporation Act, we have included in our articles of incorporation, as amended, a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, both our articles of incorporation, as amended, and our bylaws provide that we are required to indemnify our officers and directors, and we are required to pay for, and may advance, expenses for our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Texas Business Corporation Act. The indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors, other than liabilities arising from willful misconduct of a culpable nature, to pay for their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We have also obtained directors' and officers' liability insurance.

     At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with our incorporation in April 1999, Robert Hammond, our President and Chief Executive Officer, contributed assets to us in exchange for shares of our common stock. See "Summary -- Our History" for a brief description of this transaction.

     From time to time, Mr. Hammond has made advances to us for expenses and short-term working capital needs. As of December 31, 1999, these advances totaled $80,900, all of which was repaid in full prior to December 31, 1999.

     Metro Investments, LLC, a company controlled by Mr. Narath, one of our director nominees, acquired 40,000 shares of Series A convertible preferred stock at $2.50 per share in connection with our November 1999 private placement. In addition, Touchstone Software Corp., a publicly traded company of which Mr. Narath is an officer, director and significant stockholder, acquired an additional 260,000 shares of Series A convertible preferred stock in our November 1999 private placement. A description of the terms of the private placement is contained in "Description of Capital Stock -- Private Placements."

     In May through October 1999, we made stock grants to some of our employees, most of which were cancelled in November 1999. A summary of these grants is contained in "Management -- Employee Benefit Plans."

     Plan Three Solutions, LLC, a company owned and operated by Louis Storms, one of our directors, provided significant services designing and maintaining our Web site. We pay this company for its continued services. During the year ended December 31, 1999, we made total payments of $260,000 for Web site maintenance services. An additional $33,550 was owed to this company as of December 31, 1999. We believe the terms of our contract wtih Plan Three Solutions, LLC, are at least as fair as those we could have obtained from unrelated third parties in arms-length negotiations.

     Capstone Internet Services, Inc., a graphic design and marketing company founded and operated by Thomas Van Hare, one of our directors, provided services in connection with the design of our advertising brochures and other marketing materials. During the year ended December 31,1999 we made total payments of $53,263 for those services. We believe the terms of our engagement of Capstone Internet Services, Inc. are at least as fair as those that we could have obtained from unrelated third parties in arms-length negotiations.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding shares of our common stock beneficially owned as of February 29, 2000, and as adjusted to reflect the offering, by:

     - Each person or group known to us that beneficially owns more than five percent of our outstanding common stock.

     - Our directors and our Chief Executive Officer.

     - All of our executive officers and directors as a group.

     Beneficial ownership is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934. Shares of common stock subject to options and warrants that are currently exercisable or are exercisable within 60 days of February 29, 2000, are deemed outstanding with respect to the person holding those options but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. Except as otherwise indicated in the table, the address of the stockholders listed below is that of our principal executive office. Directors not included in the table below do not hold our securities. Shares beneficially owned prior to the offering are as adjusted to reflect and include the automatic conversion upon the completion of the offering of:

     - All outstanding Series A convertible preferred stock into an aggregate of 855,000 shares of common stock.

     - All outstanding convertible notes into an aggregate of 481,250 shares of common stock.

                                                   SHARES BENEFICIALLY
                                                    OWNED PRIOR TO THE        SHARES BENEFICIALLY
                                                         OFFERING           OWNED AFTER THE OFFERING
                                                 ------------------------   ------------------------
NAME AND ADDRESS(1)                               NUMBER       PERCENT(2)    NUMBER       PERCENT(2)
-------------------                              ---------     ----------   ---------     ----------
Robert A. Hammond, Jr..........................  9,000,000(3)    85.00      9,000,000(3)    63.89
Steven R. Spencer..............................    250,000(4)     2.34        250,000(4)     1.77
Louis W. Storms IV(5)..........................     37,500(6)        *         37,500(6)        *
Thomas Van Hare(7).............................         --          --             --          --
David G. Fessler(8)............................         --          --             --          --
Pierre A. Narath(9)............................     40,000(10)       *         40,000(10)       *
All directors and executive officers as a group
  (9 persons)(11)..............................  9,372,500       87.84      9,372,500       66.14

---------------

  *  Represents less than 1% of the outstanding common stock.
 (1) Except as otherwise indicated, the business address of each person listed is c/o PartsBase.com, 7171 N. Federal Highway, Suite 100, Boca Raton, Florida 33487.
 (2) Percentages based on 10,587,500 shares outstanding prior to the offering and 14,087,500 shares outstanding immediately after the offering.
 (3) Includes 4,500,000 shares owned by Mr. Hammond individually and 4,500,000 shares owned by R. Hammond, L.P., a limited partnership of which Mr. Hammond is the sole general partner and of which a trust established for the benefit of Mr. Hammond's children is a 99% limited partner.
 (4) Consists of 250,000 shares issued to Mr. Spencer pursuant to the terms of our restricted stock bonus plan but which are subject to the vesting and forfeiture provisions of the plan.
 (5) Mr. Storms' address is 777 Dunlavy #9205, Houston, Texas 77019.
 (6) Consists of shares subject to stock options that are currently exercisable or will become exercisable within 60 days following February 29, 2000.
 (7) Mr. Van Hare's address is c/o Capstone Studio, 200 West Palmetto Park Rd. Ste. 201, Boca Raton, Florida 33432.
 (8) Mr. Fessler's address is 18350 Long Lake Drive, Boca Raton, Florida 33496.
 (9) Mr. Narath's address is 1538 Turnpike Street, North Andover, Massachusetts 01845.

(10) Consists of shares of Series A convertible preferred stock owned by Metro Investments, LLC, a company controlled by Mr. Narath, which convert into 40,000 shares of our common stock upon completion of this offering. Excludes 10,000 shares that are the subject of stock options that are not currently exercisable and 260,000 shares of Series A convertible preferred stock owned by Touchstone Software Corp., a company of which Mr. Narath is an officer, director and significant stockholder.
(11) Includes 82,500 shares subject to options that are currently exerciseable or will become exerciseable within 60 days following February 29, 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     In our articles of incorporation, as revised, we are authorized to issue up to 30,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. Prior to this offering, 9,251,250 shares of common stock were issued and outstanding and an additional 1,336,250 shares were reserved for issuance upon conversion of 855,000 shares of outstanding Series A convertible preferred stock and convertible notes. An additional 1,162,875 shares are reserved for issuance under the terms of outstanding options and warrants. As of February 29, 2000, there were six record holders of our common stock.

     The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our articles of incorporation, bylaws and applicable law. These documents have been filed as exhibits to the registration statement, of which this prospectus is a part.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to share in any and all dividends that our board of directors, in its discretion, declares from funds legally available for that purpose. In the event of any liquidation or dissolution of PartsBase.com, the holders of common stock are entitled to participate in and share pro rata in the assets available for distribution to stockholders. Any distribution would be subsequent to payment of our liabilities and may be subject to any preferential rights of any preferred stock or other senior security then outstanding. The holders of common stock have no cumulative voting, preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock or senior securities which we may designate in the future.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by Texas law, but without further action by our shareholders, to provide for the issuance of up to 2,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any series, but not below the number of shares of the series then outstanding, without any further vote or action by the stockholders. The board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of common stockholders.

     Simultaneously with the consummation of the offering, all 855,000 shares of our outstanding Series A convertible preferred stock will be converted into 855,000 shares of common stock and no shares of our preferred stock will remain outstanding.

PRIVATE PLACEMENTS

     In June 1999, we completed a private placement of $900,000 in 8% convertible secured subordinated notes due 2001. GunnAllen Financial, Inc. acted as the placement agent with respect to the placement and, as a result, received commissions equal to 10% of the gross proceeds, a non-accountable expense allowance of 3% of the gross proceeds, and a warrant to purchase up to 175,000 shares of our common stock at an exercise price of $2.00 per share.

     In November 1999, we issued to two investors an aggregate of $62,500 of notes having substantially identical terms to the notes issued in connection with the June placement, including $50,000 sold to the father of Mr. Duplan, one of our executive officers.

     The notes issued in connection with the June placement bear interest at an annual rate of 8% and are secured by substantially all of our assets. Interest is payable in quarterly installments commencing Septem-ber 30, 1999 with all principal and interest due and payable on December 31, 2001 unless prepaid by us or converted into our common stock. Both the notes issued in connection with the June placement and the notes issued in November will automatically convert into shares of our common stock at a conversion rate of $2.00 upon closing of this offering. An aggregate of 481,250 shares will be issued in connection with the conversion of said notes. Subject to a lock-up restriction pursuant to which holders will not be permitted to sell or transfer shares for a period of 180 days following the effective date of this offering, each holder of notes was granted piggy-back registration rights to register for resale the shares of common stock issuable upon conversion of the notes.

     In November 1999, we raised an additional $2,137,500 through a private placement of 855,000 shares of Series A convertible preferred stock at $2.50 per share. In connection with such private placement, we paid a total placement fee of $235,125 to three broker-dealers. The shares of Series A preferred stock will automatically convert into an aggregate of 855,000 shares of common stock upon completion of the offering. Subject to a lock-up restriction pursuant to which holders will not be permitted to sell or transfer shares for a period of 180 days following the effective date of this offering, each holder of Series A preferred stock was granted piggy-back registration rights to register for resale in connection with this offering the shares of common stock issuable upon conversion of the shares.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND TEXAS LAW

     Our articles of incorporation and bylaws contain provisions that under the Texas Business Corporation Act, as amended, may be deemed to be "anti-takeover" in nature that will be immediately applicable. These provisions are:

     - the requirement that we indemnify our directors and officers to the fullest extent permitted by Texas law;

     - the power of the board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock and to determine the designations, preferences, limitations and relative rights, including voting rights, of those shares without further vote or action by the stockholders; and

     - the elimination of preemptive rights to common stock.

     Upon completion of this offering, we will be subject to Part Thirteen of the Texas Business Corporation Act. Subject to exceptions, Part Thirteen generally prohibits a publicly held Texas corporation from engaging in any business combination with any affiliated shareholder for a period of three years following the date that the shareholder became an affiliated shareholder, unless prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder, or the business combination is approved by at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder at a meeting of shareholders called not less than six months after the affiliated shareholder's share acquisition date.

     In general, Part Thirteen defines an affiliated shareholder as any entity or person beneficially owning 20% or more of the outstanding voting stock of the issuing public corporation and any entity or person affiliated with or controlling or controlled by that entity or person. Part Thirteen defines a business combination to include, among other similar types of transactions, any merger, share exchange, or conversion of an issuing public corporation involving an affiliated shareholder. Part Thirteen may have the effect of inhibiting a non-negotiated merger or other business combination that we may be involved in.

     Our amended and restated articles of incorporation limit the liability of our directors for monetary damages for an act or omission in the director's capacity as a director, except to the extent otherwise required by the Texas Business Corporation Act. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated articles of incorporation permit us to indemnify our directors and officers to the fullest extent permitted by Texas law, including in circumstances in which indemnification is otherwise discretionary under Texas law.

     Under Texas law, a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined the person:

     - conducted himself or herself in good faith;

     - reasonably believed, in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     - in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     Any person meeting the standards set forth above may be indemnified against judgments, penalties, including excise and similar taxes, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and must not be made in respect of any proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duty to the corporation.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We have entered into indemnification agreements with each of our directors that provide for indemnification and expense advancement in addition to the indemnification provided by the amended and restated articles and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors.

     The shares of preferred stock and the elimination of preemptive rights to common stock were authorized for the purpose of providing the board of directors with as much flexibility as possible to issue additional shares, without further stockholder approval for proper corporate purposes, including financing, acquisitions, stock dividends, stock splits, employee incentive plans and other similar purposes. However, these additional shares may also be used by the board of directors, if consistent with its fiduciary responsibilities, to deter future attempts to gain control over PartsBase.com.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 14,087,500 shares of common stock. Of these shares, the 3,500,000 shares of common stock sold in this offering will be freely tradable in the public market without restrictions under the Securities Act. Any shares purchased in this offering by our affiliates, as defined in Rule 144 under the Securities Act, may only be sold in compliance with the applicable provisions of Rule 144 discussed below.

     In general, under Rule 144, a person who has complied with the requirements set forth below and has beneficially owned "restricted securities" for at least one year, including a person who may be deemed an affiliate of us, is entitled to sell, within any three-month period, the number of shares of common stock that does not exceed the greater of:

     - one percent of the then outstanding shares of our common stock; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

     Sales under Rule 144 are subject to restrictions relating to manner of sale, notice obligations and the requirements as to the availability of current public information about us. Generally, a person who is not an affiliate of ours at any time during the 90 days preceding a Rule 144 sale and who has beneficially owned the shares for at least two years can sell without complying with the manner of sale, notice, and volume requirements. As of December 31, 1999, the one-year holding period had not expired with respect to any shares of our common stock.

     Stockholders holding 10,587,500 shares, representing all of our outstanding shares immediately prior to the offering, have entered into lock-up agreements pursuant to which they agreed not to sell, pledge, assign, or otherwise transfer, or agree to sell, pledge, assign or otherwise transfer their shares without the prior written consent of the representatives of the underwriters for a period of 180 days following the date of the final prospectus. Giving effect to these lock-up agreements and applicable legal restrictions, the number of shares of common stock and the dates when these shares will become freely tradeable or saleable in the market, subject to volume limitations and other requirements of Rule 144 applicable to affiliates and certain other stockholders, is as follows:

        NUMBER OF SHARES                               DATE
        ----------------                               ----
         3,500,000................  At the date of this prospectus
        10,587,500................  180 days following the date of this prospectus

     Simultaneously with this offering, we have registered on behalf of selling stockholders who participated in our private placements in June or November 1999, an aggregate of 1,336,250 shares of our common stock. Upon expiration of the 180-day lock-up period, the shares registered on behalf of private placement stockholders may be sold in the market pursuant to a selling stockholder prospectus in the form accompanying the registration statement of which this prospectus is a part. Shares subject to the 180-day lock-up period, other than those that are registered on behalf of the private placement stockholders, may be sold into the public market without registration under the Securities Act in compliance with the volume limitations and other applicable restrictions of Rule 144 under the Securities Act. These shares must be held for a period of at least one year before they are eligible for resale in the public market pursuant to Rule 144.

                              SELLING STOCKHOLDERS

     The following table provides information regarding the ownership of shares of common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of all of their respective shares. The shares listed below represent shares of common stock issuable upon the mandatory conversion of convertible promissory notes and/or Series A convertible preferred stock. The conversion occurred simultaneously with the effective date of the registration statement of which this prospectus is a part.

     Except as disclosed in footnote (5) to the table below, no selling stockholder has had any position, office or other material relationship with us within the past three years. The selling stockholders are participating in this offering as a result of registration rights of commitments given to them in connection with the private placement of convertible promissory notes and/or Series A convertible preferred stock. In connection with those private placements, we agreed to file and maintain the effectiveness of the regulation statement of which this prospectus is a part, and to pay all fees and expenses arising out of the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state securities laws, all costs of preparation of the registration statement and fees and disbursements of our counsel and independent public accountants.

                                                            AMOUNT OF     PERCENTAGE OF
                                                           SHARES OWNED   SHARES OWNED      AMOUNT OF
                                                              BEFORE         BEFORE       SHARES BEING
NAMES OF SELLING STOCKHOLDER(1)                              OFFERING      OFFERING(2)    REGISTERED(3)
-------------------------------                            ------------   -------------   -------------
Jeff London..............................................     12,500             *            12,500
Justina O. Kaduru........................................     12,500             *            12,500
Blaize Kuduru............................................     25,000             *            25,000
Jesse Greenfield IRA, Delaware Chart Guarantee and Trust
  TTEE...................................................    100,000             *           100,000
Douglas L. Flaute........................................     25,000             *            25,000
Boris L. Miles...........................................     12,500             *            12,500
James M. Terrell.........................................     12,500             *            12,500
Steven J. Schwartz and Traci Schwartz....................     12,500             *            12,500
Michael Turnamian........................................     12,500             *            12,500
Richard Turnamian and Sonia Turnamian....................      6,250             *             6,250
Alex P. Macar, Trustee for the LeGreff Trust.............     12,500             *            12,500
Phillip Walker...........................................      6,250             *             6,250
William Metzger and Katharine Metzger....................     12,500             *            12,500
William H. Metzger MD, Inc Retirement Trust..............     12,500             *            12,500
Duni Hebron..............................................     22,500             *            22,500
Patrick E. Aneji.........................................     12,500             *            12,500
Fred Goldin..............................................      6,250             *             6,250
Nick A. Baki.............................................     12,500             *            12,500
Kevin J. Walls...........................................     75,000             *            75,000
Alvin Galuten(4).........................................     25,000             *            25,000
John T. Echols...........................................      6,250             *             6,250
Richard S. Greene........................................     12,500             *            12,500
Phillip Ward.............................................      6,250             *             6,250
Habor Consulting, Inc. ..................................      6,250             *             6,250
Moliere Duplan...........................................     25,000             *            25,000
Scott R. and Deborah M. Dingle...........................      6,250             *             6,250
Greenfield Children's Partnership........................    100,000             8           100,000
Justin Wilber............................................      5,000             *             5,000
Paul Bratsos.............................................      5,000             *             5,000
Nick Gogas...............................................     10,000             *            10,000
Executive Financial Associates, Inc. ....................     10,000             *            10,000
Tim Tellios..............................................      5,000             *             5,000

                                                            AMOUNT OF     PERCENTAGE OF
                                                           SHARES OWNED   SHARES OWNED      AMOUNT OF
                                                              BEFORE         BEFORE       SHARES BEING
NAMES OF SELLING STOCKHOLDER(1)                              OFFERING      OFFERING(2)    REGISTERED(3)
-------------------------------                            ------------   -------------   -------------
Louis Freedlander........................................     10,000             *            10,000
John Lovell..............................................      5,000             *             5,000
Tech Coast Ventures, LLC.................................    100,000             *           100,000
Metro Investments, LLC(5)................................     40,000             *            40,000
Touchstone Software Corp.(5).............................    260,000          2.46           260,000
Mark Kokowsky............................................    120,000          1.13           120,000
NMR Enterprises, Inc. ...................................     60,000             *            60,000
Johnson Advisory Group, Inc. ............................     30,000             *            30,000
Richard Sandfer..........................................     10,000             *            10,000
Steve S. McKeag..........................................     20,000             *            20,000
Steve R. Dingle..........................................      5,000             *             5,000
Spiro Gogas..............................................     10,000             *            10,000
Jim Donnan...............................................     10,000             *            10,000
Pierce Lieberman.........................................     30,000             *            30,000

---------------------

*   Represents less than 1% of the outstanding common stock.

(1) Information set forth in the table regarding the selling stockholder shares is provided to the best of our knowledge based on information furnished to us by the selling stockholders and/or available to us through its stock ledgers.

(2) Percentages based on 10,587,500 shares of common stock outstanding immediately prior to the offering, assuming that all outstanding convertible notes and Series A convertible preferred stock have been converted into an aggregate of 1,336,250 shares of common stock.

(3) Assumes that each selling stockholder sells all of the shares held by the selling stockholder.

(4) Includes 12,500 shares owned by Alvin Galuten IRA.

(5) Metro Investments, LLC is controlled by Pierre Narath, who has been appointed as a member of our board of directors effective upon completion of our initial public offering, Mr. Narath is an officer, director and significant stockholder of Touchstone Software Corporation.

                              PLAN OF DISTRIBUTION

     Transactions. The selling stockholders may offer and sell the common stock in one or more of the following transactions, which may incur block transactions:

     - in the over-the-counter market,

     - in negotiated transactions, or

     - in a combination of any of these transactions.

     Prices. The selling stockholders may sell their shares at any of the following prices:

     - fixed prices that may be changed,

     - market prices prevailing at the time of sale,

     - prices related to prevailing market prices, or

     - negotiated prices.

     Direct Sales; Agents, Dealers and Underwriters. The selling stockholders may effect transactions by selling shares in any of the following ways:

     - directly to purchasers, or

     - to or through agents, dealers or underwriters designated from time to time.

     Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares from whom they act as agent or to whom they sell as principals, or both. The selling stockholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount, concession or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The maximum commission or discount to be received by any NASD member of independent broker-dealer will not be greater than eight percent for the sale of any shares of our common stock by selling stockholders.

     Lock-Up Agreements. Each of the selling stockholders has entered into a Lock-Up Agreement with the representatives of the underwriters pursuant to which the selling stockholder has agreed not to sell, pledge, assign or otherwise transfer, or agree to sell, pledge, assign or otherwise transfer any of their shares for an initial period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. The representatives has no present intention to release the locked-up shares prior to the expiration of the lock-up period although they may release the locked-up shares prior to the expiration of that date. The granting of any release would be conditioned, in the judgment of the representatives, on the applicable sale not materially adversely impacting the prevailing trading market for the common stock on the Nasdaq National Market System. Specifically, factors such as average trading volume, recent price trends, and the need for additional public float in the market for the common stock would be considered in evaluating a request to sell.

     State Securities Law. Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states, the selling stockholders may not sell shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and satisfied.

     Expenses. We will not receive any of the proceeds from the sale of the common stock sold by the selling stockholders hereunder and will bear all expenses related to the registration of this offering but will not pay for any underwriting or brokerage commissions, fees or discounts, if any.

                                 LEGAL MATTERS

     The legality of the securities in this offering has been passed upon for PartsBase.com by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California. Agreed upon legal matters will be passed upon for the underwriters by Greenberg Traurig, LLP, McLean, Virginia.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of Deloitte & Touche, LLP, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, as some information is omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and this offering, reference is made to the registration statement, including the exhibits filed therewith, copies of which may be obtained at prescribed rates from the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza Building, 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. The SEC maintains a Web site on the Internet that will contain all future reports, proxy and information statements and other information that we are required to file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov. Further information regarding the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

     This prospectus includes statistical data regarding Internet usage and business-to-business e-commerce which were obtained from industry publications, including reports generated by Forrester Research Inc., Boeing Corp. and Aerospace Industries Association. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of that information. While we believe those industry publications to be reliable, we have not independently verified the data included in the reports. We also have not sought, in all instances, the consent of these organizations to refer to their reports in this prospectus.

     We will furnish our stockholders annual reports and make available unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with generally accepted accounting principles. The financial statements included in the annual reports will be examined and reported upon, with an opinion expressed, by our independent auditors.

                              PARTSBASE.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................    F-2
Balance Sheets..............................................    F-3
Statements of Operations....................................    F-4
Statements of Stockholders' Equity (Deficit)................    F-5
Statements of Cash Flows....................................    F-6
Notes to Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of PartsBase.com, Inc.
Boca Raton, Florida

     We have audited the accompanying balance sheets of PartsBase.com (the "Company") as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Certified Public Accountants
January 28, 2000
Miami, Florida

                              PARTSBASE.COM, INC.

                                 BALANCE SHEETS

                                                                                      PRO FORMA
                                                                                    STOCKHOLDERS'
                                                                                      EQUITY AT
                                                           AS OF DECEMBER 31,       DECEMBER 31,
                                                         ----------------------         1999
                                                           1998        1999           (NOTE 2)
                                                         --------   -----------   -----------------
                                                                                     (UNAUDITED)
                        ASSETS
Current Assets:
  Cash and cash equivalents............................  $     --   $   735,276
  Notes and accounts receivables.......................        --       297,884
  Prepaids and other current assets....................        --       504,547
                                                                    -----------
          Total current assets.........................        --     1,537,707
Property, Plant and Equipment..........................    12,660     1,034,123
  Accumulated depreciation.............................    (6,576)      (24,646)
                                                         --------   -----------
          Net property, plant and equipment............     6,084     1,009,477
Deferred financing costs, net of amortization..........        --     1,937,677
Web site development costs, net of amortization........        --       188,152
Other assets...........................................        --        56,282
                                                         --------   -----------
          Total assets.................................  $  6,084   $ 4,729,295
                                                         ========   ===========
                      LIABILITIES
Current Liabilities:
  Accounts payable.....................................  $  2,469   $   718,523
  Other accrued liabilities............................        --       233,270
  Deferred revenue.....................................    22,659     1,263,978
  Accounts payable -- related party....................        --         9,108
                                                         --------   -----------
          Total current liabilities....................    25,128     2,224,879
Convertible notes payable..............................        --       962,500
                                                         --------   -----------
          Total liabilities............................    25,128     3,187,379

Commitments and Contingencies

Stockholders' Equity (Deficit):
  Preferred stock, no par value; 2,000,000 shares
     authorized, issued and outstanding December 31,
     1999 -- 855,000 shares, December 31, 1998 -- none,
     liquidation
     preference........................................               1,902,375
  Common stock, no par value; 30,000,000 shares
     authorized, issued and outstanding December 31,
     1999, -- 9,251,250 shares, December 31,
     1998 -- none......................................
  Additional paid-in capital...........................   392,615    15,178,497      $16,269,594
  Accumulated deficit..................................  (411,659)   (7,762,678)      (7,762,678)
  Unearned compensation................................        --    (7,776,278)      (7,776,278)
                                                         --------   -----------      -----------
          Total stockholders' equity (deficit).........   (19,044)    1,541,916      $   730,638
                                                         --------   -----------      ===========
          Total liabilities & stockholders' equity
            (deficit)..................................  $  6,084   $ 4,729,295
                                                         ========   ===========

                              PARTSBASE.COM, INC.

                            STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1997        1998         1999
                                                             ---------   ---------   -----------
Net revenue................................................  $   2,861   $   3,504   $   362,224
Cost of revenue............................................    104,041      43,462     1,412,532
Noncash compensation expense...............................         --          --     1,799,139
                                                             ---------   ---------   -----------
          Total cost of revenue............................    104,041      43,462     3,211,671
Gross loss.................................................   (101,180)    (39,958)   (2,849,447)
Operating expenses:
  General and administrative...............................     90,452     108,163     1,293,091
  Noncash compensation expense.............................         --          --       899,821
                                                             ---------   ---------   -----------
          Total operating expenses.........................     90,452     108,163     2,192,912
                                                             ---------   ---------   -----------
  Operating loss...........................................   (191,632)   (148,121)   (5,042,359)
Other income (expense):
  Interest expense.........................................         --          --      (881,652)
  Interest income..........................................         --          --        10,977
                                                             ---------   ---------   -----------
          Total other income (expense).....................         --          --      (870,675)
                                                             ---------   ---------   -----------
  Net loss.................................................   (191,632)   (148,121)   (5,913,034)
  Value of preferred stock beneficial conversion feature...         --          --    (1,902,375)
                                                             ---------   ---------   -----------
  Net loss applicable to common stockholders...............  $(191,632)  $(148,121)  $(7,815,409)
                                                             =========   =========   ===========
Net loss per common share -- basic and diluted.............                          $     (0.84)
                                                                                     ===========
Weighted average common shares outstanding -- basic
  and diluted..............................................                            9,251,250
                                                                                     ===========

                              PARTSBASE.COM, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                   PREFERRED STOCK         COMMON STOCK      ADDITIONAL                                 DIVISIONAL
                                 --------------------   ------------------     PAID-IN       UNEARNED     ACCUMULATED     EQUITY
                                 SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT     (DEFICIT)
                                 -------   ----------   ---------   ------   -----------   ------------   -----------   ----------
Balance, December 31, 1996.....                                              $    71,630                                $ (71,906)
Contribution from parent.......                                                  198,047
Net loss.......................                                                                                          (191,632)
                                                                             -----------                                ---------
Balance, December 31, 1997.....                                                  269,677                                 (263,538)
Contribution from parent.......                                                  122,938
  Net loss.....................                                                                                          (148,121)
                                                                             -----------                                ---------
Balance, December 31, 1998.....                                                  392,615                                 (411,659)
Net loss (January 1 -- April
  26, 1999)
Contribution from parent.......                                                   22,659                                  (52,731)
Reorganization.................                                                 (464,390)
Common stock issued............                         9,000,000                                                        (464,390)
Restricted stock issued........                         1,075,250              5,859,383   $(5,859,383)
Preferred stock issued.........  855,000   $1,902,375                          1,902,375                  $(1,902,375)
Exchange of restricted stock
  for stock options............                          (824,000)             3,531,441    (3,531,441)
Unearned compensation related
  to stock options.............                                                1,084,414    (1,084,414)
Recognition of unearned
  compensation.................                                                              2,698,960
Beneficial conversion feature
  of convertible notes.........                                                  850,000
Warrants issued................                                                2,000,000
Net loss (April 27 -- December
  31, 1999)....................                                                                            (5,860,303)
                                 -------   ----------   ---------    ---     -----------   -----------    -----------   ---------
Balance, December 31, 1999.....  855,000   $1,902,375   9,251,250            $15,178,497   $(7,776,278)   $(7,762,678)         --
                                 =======   ==========   =========    ===     ===========   ===========    ===========   =========

                                     TOTAL
                                 STOCKHOLDERS'
                                    EQUITY
                                   (DEFICIT)
                                 -------------
Balance, December 31, 1996.....   $      (276)
Contribution from parent.......       198,047
Net loss.......................      (191,632)
                                  -----------
Balance, December 31, 1997.....         6,139
Contribution from parent.......       122,938
  Net loss.....................      (148,121)
                                  -----------
Balance, December 31, 1998.....       (19,044)
Net loss (January 1 -- April
  26, 1999)
Contribution from parent.......       (52,731)
Reorganization.................        22,659
Common stock issued............
Restricted stock issued........
Preferred stock issued.........     1,902,375
Exchange of restricted stock
  for stock options............
Unearned compensation related
  to stock options.............
Recognition of unearned
  compensation.................     2,698,960
Beneficial conversion feature
  of convertible notes.........       850,000
Warrants issued................     2,000,000
Net loss (April 27 -- December
  31, 1999)....................    (5,860,303)
                                  -----------
Balance, December 31, 1999.....   $ 1,541,916
                                  ===========

                              PARTSBASE.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1997        1998         1999
                                                             ---------   ---------   -----------
Cash flows from operating activities:
  Net loss.................................................  $(191,632)  $(148,121)  $(5,913,034)
  Adjustments to reconcile net loss to cash used in
     operating activities:
  Depreciation and amortization............................      2,395       2,453       410,918
  Loss on property disposals...............................         --          --           583
  Recognition of unearned compensation.....................         --          --     2,698,960
  Noncash interest on convertible notes....................         --          --       850,000
  Noncash costs allocated from former parent...............     21,198      39,153        15,037
  Changes in assets and liabilities:
     Accounts receivable -- trade, net.....................         --          --      (297,884)
     Prepaids and other current assets.....................         --          --      (504,547)
     Deferred charges and other assets.....................         --          --       (56,282)
     Accounts payable......................................       (334)        760       716,054
     Other accrued liabilities.............................         --          --       233,270
     Deferred revenue......................................         --      22,659     1,241,319
     Accounts payable -- related party.....................         --          --         9,108
                                                             ---------   ---------   -----------
          Net cash used in operating activities............   (168,373)    (83,096)     (596,498)
                                                             ---------   ---------   -----------
Cash flow from investing activities:
  Capital expenditures.....................................     (8,476)       (688)   (1,022,049)
  Web site development costs...............................         --          --      (216,075)
                                                             ---------   ---------   -----------
          Net cash used in investing activities............     (8,476)       (688)   (1,238,124)
                                                             ---------   ---------   -----------
Cash flow from financing activities:
  Issuance of convertible notes............................         --          --       962,500
  Debt issue costs.........................................         --          --      (138,700)
  Issuance of Preferred stock..............................         --          --     1,902,375
  Deferred offering costs..................................         --          --      (163,899)
  Paid-in-capital..........................................    176,849      83,784         7,622
                                                             ---------   ---------   -----------
          Net cash provided by financing activities........    176,849      83,784     2,569,898
                                                             ---------   ---------   -----------
Net increase in cash and cash equivalents..................         --          --       735,276
Cash and cash equivalents at beginning of period...........         --          --            --
                                                             ---------   ---------   -----------
Cash and cash equivalents at end of period.................  $      --   $      --   $   735,276
                                                             =========   =========   ===========
Noncash financing activities --
Warrants issued in connection with issuance of the
  convertible notes........................................         --          --   $ 2,000,000
                                                                                     ===========

                              PARTSBASE.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND AND ORGANIZATION

     PartsBase.com, Inc. (the "Company") is a provider of an e-commerce Business-to-Business solution to the aviation parts industry. The Company enables global aviation parts buyers and sellers to efficiently buy and sell aviation parts and products worldwide through the Partsbase.com Web site, an Internet based procurement solution.

     The Company was incorporated in Texas on April 27, 1999 and prior to such date operated as a division (the "Division") of Aviation Laboratories, Inc. ("Aviation Labs"). During this period, the Division did not have significant sales and operating activities except for expenditures related primarily to the design and development of its online database and Web site and the establishment of relationships with industry buyers and sellers of aviation parts. In April 1999, the assets of the Division were conveyed to Mr. Robert A. Hammond, Jr. in consideration for, among other things, Mr. Hammond's equity interest in Aviation Labs. On April 27, 1999, Mr. Hammond transferred the assets of the Division into the Company. The Company has incurred operating losses to date and had an accumulated deficit of $7,762,678 at December 31, 1999. The Company's activities have been primarily financed through private placements of convertible subordinated debt and convertible preferred stock. The Company is no longer in the development stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accounting for the contribution of the Division into the Company has been reported in the accompanying financial statements as a reorganization of entities under common control in a manner similar to a pooling of interests. As the Company has, in effect, reorganized from an S corporation to a C corporation, additional paid-in capital has been reduced by the amount of the accumulated deficit as of April 26, 1999 of $464,390.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost, which approximates fair value. At December 31, 1998 and 1999, the Company did not have any cash equivalents.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to credit risk consist primarily of uninsured cash and cash equivalents. Cash and cash equivalents are deposited with a federally insured commercial bank in the United States. At December 31, 1999 the Company had all of its cash and cash equivalents in one financial institution of which the excess over $100,000 is not covered by FDIC insurance and which, therefore, did not limit the Company's amount of credit exposure. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

     The Company sells primarily to aviation related companies and performs ongoing credit evaluations of its customers but does not require collateral. The Company analyzes the need for reserves for potential credit losses and records reserves when necessary. The Company has not had significant write-offs of bad debt. No reserves were recorded as of December 31, 1998 and 1999.

     The Company has members in more than 115 countries. Revenues from domestic and foreign customers were $325,227 and $36,997, respectively, for the year ended December 31, 1999. The Company did not derive more than 10% of its revenue from any single foreign country during 1999. Prior to 1999, all of the Company's revenue was derived from domestic customers.

                              PARTSBASE.COM, INC.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Costs incurred for additions, improvements and betterments are capitalized as incurred. Costs for maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are computed using the straight-line method over the following estimated service lives of the related assets:

Computer software...........................................  3 years
Computer equipment..........................................  5 years
Communication equipment.....................................  7 years
Furniture and fixtures......................................  7 years

DEFERRED FINANCING COSTS

     Issue costs associated with obtaining debt through the Company's Private Placement, including the excess of the fair value over exercise price of warrants issued to the underwriters of the debt, and the Initial Public Offering ("IPO") of its common stock, $2,302,602, are recorded as a deferred charge. All fees and issue costs associated with the Private Placement are amortized over the term of the related debt utilizing the straight-line method. Amortization of financing costs related to the Private Placement amounted to $364,925 for the year ended December 31, 1999.

WEB SITE DEVELOPMENT COSTS

     The Company follows the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met.

     Web site development costs which are enhancements intended to extend and or improve significantly the marketability of the original product are capitalized, all other costs are expensed as incurred and classified as cost of revenues. Web site development costs of $216,075 were capitalized during the year ended December 31, 1999. No Web site development costs were capitalized in prior periods. As of December 31, 1999, capitalized Web site development costs, net of amortization, was $188,152.

     Amortization is computed on an enhancement-by-enhancement basis utilizing the straight-line method over the estimated economic life of the enhancement, which at December 31, 1999 is estimated to be 24 months.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The Company's convertible notes payable are carried at cost and have a fair value of $5,793,641 based on the market value of the underlying common stock on December 31, 1999 plus unpaid interest as of December 31, 1999.

PRO FORMA PRESENTATION

     The unaudited pro forma presentation of shareholders' equity at December 31, 1999 gives effect to the mandatory conversion of all outstanding convertible notes under the terms of the private placement agreement into common stock (see
Note 5) and the mandatory conversion of the convertible preferred stock issued on November 22, 1999 into common stock (see Note 6).

                              PARTSBASE.COM, INC.

     Since the Company has incurred net losses since inception, it would not have incurred any income tax liabilities during the period prior to incorporation on April 27, 1999, and any deferred tax assets would have had a corresponding valuation allowance therefore pro forma presentation on net loss per share is not required.

REVENUE RECOGNITION

     Revenues are recognized, net of discounts, over the period services are provided to subscribers. The Company does not charge initial sign-up fees to new subscribers.

ACCOUNTING FOR STOCK-BASED COMPENSATION PLAN

     The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

INCOME TAXES

     The Company accounts for income taxes according to SFAS No. 109, "Accounting for Income Taxes." Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount to be recovered.

     Prior to April 27, 1999, the date of incorporation, the Company, with the consent of its stockholders, elected to be taxed under Section 1362 of the Internal Revenue Code (the "Code") as an S corporation, which provides that, in lieu of corporate income taxes, the stockholders account for the pro rata share of the Company's items of income, deductions, losses, and credits. In connection with the incorporation of the Company (see Note 1), the Company, with the consent of its stockholders, elected to be taxed under the provisions of Subchapter C of the Code.

EARNINGS (LOSS) PER SHARE

     The Company follows the provisions of SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share ("EPS") is computed by dividing net loss applicable to common stock by the weighted average common shares outstanding during the period. Shares of common stock, options, warrants or other common stock equivalents are considered outstanding for all periods presented in the computation of basic and diluted EPS if issued for nominal consideration. For the year ended December 31, 1999, the weighted average common shares outstanding used to compute basic and diluted EPS includes the effect of restricted common stock issued to employees.

     The EPS computation excludes warrants to purchase 200,000 shares of common stock at an exercise price of $2.00 per share that were issued in August 1999 and outstanding as of December 31, 1999 because such warrants were issued at fair market value and were antidilutive. The EPS computation also excludes 919,375 options to purchase shares of common stock at an exercise price of $0.63 per share issued in November 1999 and outstanding as of December 31, 1999 because such options were antidilutive.

                              PARTSBASE.COM, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 in the year ended December 31, 1998. The Company had no comprehensive income items to report for all periods presented.

SEGMENT INFORMATION

     The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No.131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to stockholders. The Company operates solely in one operating segment, the development and marketing of an online marketplace for the purchasing and distribution of products.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company currently does not engage in, nor does it expect to engage in, derivative or hedging activities, and therefore, the Company anticipates there will be no impact to its consolidated financial statements.

     In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company implemented SOP 98-5 on January 1, 1999. The adoption of SOP 98 -5 did not have a material impact on the Company's financial position or results of operations.

3. PROPERTY AND EQUIPMENT

     Property and equipment, consisted of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                               1998        1999
                                                              -------   ----------
Computer equipment..........................................  $12,660   $  298,345
Computer software...........................................       --      675,000
Telephone equipment.........................................       --       42,379
Furniture and Fixtures......................................       --       18,399
                                                              -------   ----------
                                                               12,660    1,034,123
Accumulated depreciation....................................   (6,576)     (24,646)
                                                              -------   ----------
                                                              $ 6,084   $1,009,477
                                                              =======   ==========

                              PARTSBASE.COM, INC.

     Depreciation expense for the years ended December 31, 1997, 1998 and 1999 amounted to $2,395, $2,452, $18,070, respectively.

4. ADVANCES FROM STOCKHOLDER

     In May and June 1999, The Company's principal stockholder and Chief Executive Officer (the "Principal Stockholder") provided funds to finance development of the Company's product. The advances were non interest bearing and did not have a stated maturity date. The advances were repaid in November 1999.

5. CONVERTIBLE NOTES PAYABLE

     For the period from June 9, 1999 to August 31, 1999, the Company, through a Private Placement, sold and issued 8% Convertible Secured Subordinated Notes due and payable December 31, 2001 totaling $900,000 (the "Convertible Notes") to several investors. Terms of the Convertible Notes provide for interest at 8% payable quarterly. All principal and unpaid interest is due and payable December 31, 2001, if there is no conversion. Each note is convertible at any time into common stock at a conversion price of $2.00 per share at the holder's option. The Convertible Notes automatically convert upon the filing and closing of an initial public offering of the Company's common stock with gross proceeds of $5 million or more or upon certain mergers and consolidations of the Company. Accrued interest payable on such notes at December 31, 1999 aggregated $18,641. The Convertible Notes have a beneficial conversion feature totaling $787,500, measured as the difference between the conversion price of $2.00 per share and the fair value of the underlying common stock at the time of issuance limited to the amount of proceeds received. The beneficial conversion feature has been recorded as a charge to interest expense with a corresponding credit to additional paid-in capital. The value of the beneficial conversion feature was recognized immediately because the Convertible Notes are immediately convertible at the option of the holder. The Convertible Notes are secured by substantially all of the Company's assets.

     In November 1999, the Company issued an additional $62,500 of notes having substantially identical terms to the Convertible Notes to an aggregate of two investors, including $50,000 sold to the father of one of the Company's executive officers. The Convertible Notes have a beneficial conversion feature of $62,500 measured as the difference between the conversion price of $2.00 per share and the fair value of the underlying stock at time of issuance, limited to the amount of proceeds. At the time of issuance, the beneficial conversion feature was recorded as a charge to interest expense and with a corresponding credit to additional paid-in capital. The value of the beneficial conversion feature was recognized immediately because the Convertible Notes are immediately convertible at the option of the holder.

6. STOCKHOLDERS' EQUITY

CAPITAL STOCK

     The Company has authorized the issuance of 30,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, without par value. The Board of Directors have authority to establish series of unissued shares of any class by fixing and determining the designations, preferences, limitations and relative rights, including voting rights, of the shares of any series. The Board of Directors shall have the authority to increase or decrease the number of shares of such series to the fullest extent of the law. The number of common and preferred shares outstanding, including restricted stock, at December 31, 1999, is 9,251,250 and 855,000, respectively.

                              PARTSBASE.COM, INC.

PREFERRED STOCK

     Between November 1, 1999 and November 17, 1999, the Company sold 855,000 shares of its Series A Convertible Preferred Stock ("Convertible Preferred Stock") at $2.50 per share for aggregate net proceeds of $1,902,375 after commissions of $235,125. All of the shares are convertible at any time into 855,000 shares of the Company's common stock. Such shares are convertible upon the completion of the Company's IPO or at the discretion of the shareholder if an IPO is not completed. The Convertible Preferred Stock has a beneficial conversion feature totaling $1,902,375, measured as the difference between the conversion price of $2.50 per share and the fair value of the underlying common stock at the time of issuance, limited to the amount of the proceeds received and was treated as a Preferred dividend which was a reduction to income applicable to common shareholders at issuance.

WARRANTS

     In connection with the closing of the 8% Convertible Secured Subordinated Notes private placement in August 1999, the placement agent was granted warrants to purchase 200,000 shares of common stock of the Company at an exercise price equal to $2.00 per share until the expiration date of September 1, 2002. The warrants had a fair market value upon issuance of approximately $2,400,000. As of December 31, 1999, no warrants had been exercised. Subsequent to December 31, 1999, an agreement was reached with the placement agent that reduced the number of warrants from 200,000 to 175,000.

     In the event of certain consolidations or sales affecting the Company, the Company is required to call the warrants for cash at a price based on the greater of the trading price of the Company's common stock or the value paid by a purchaser of the Company's common stock.

1999 STOCK OPTION PLAN

     On November 2, 1999 the Board of Directors adopted the PartsBase.com, Inc. 1999 Stock Option Plan. The plan is a qualified stock option plan in accordance with Section 422 of the Internal Revenue Code and provides for the issuance of both incentive and non-qualified stock options. The maximum number of shares of common stock that may be issued upon the exercise of all options shall not exceed 2,000,000 shares of common stock. The per share option price of the common stock shall be determined by the Board. The per share price with respect to any incentive stock options shall not be less than the fair market value of the common stock on the date of grant. Each option granted vests in accordance with a vesting schedule established by the Board of Directors or a Committee of the Board of Directors. Absent a specific determination of vesting, options granted shall vest over a twenty-four month period and the period of exercise of each option shall not exceed ten (10) years from date of grant. On November 16, 1999, the Company granted 95,375 nonqualified stock options in addition to the 824,000 options exchanged for the terminated stock grants for a total issuance of 919,375 nonqualified stock options at an exercise price of $0.63 per share including options to acquire 35,000 and 10,000 shares of common stock at an exercise price of $.63 per share to two executives of the Company, respectively. One executive became vested in 833 options upon grant with the remainder vesting in 22 monthly installments of approximately 1,458 options followed by 2 monthly installments of approximately 1,045 options. The other executive became vested in 1,875 options upon grant with the remainder vesting in 9 equal monthly installments of 625 options followed by 12 monthly installments of approximately 208 options. Unearned compensation of $511,650 was charged to stockholders' equity in November 1999 based on the market value of the Company's common stock at the date of the award. Compensation expense of approximately $54,000 was recognized in November and December 1999 related to these options. On December 31, 1999, the Company entered into an employment agreement with an executive of the Company that provides for the grant on January 19, 2000 of options to acquire 75,000 shares of common stock at an exercise price of $0.63 per share. The options will vest over 24 equal monthly installments beginning on the date of grant. Assuming the market value of the Company's stock on the date of grant is

                              PARTSBASE.COM, INC.

equal to the market value on December 31, 1999, unearned compensation of $852,750 will be charged to stockholders' equity in January 2000.

     A summary of the status of the Company's stock option activity, and related information for the year ended December 31, 1999 is presented below:

                                                                        WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICE
                                                              -------   ----------------
Outstanding January 1, 1999.................................       --
Granted.....................................................  919,375        $ 0.63
Exercised...................................................       --
Forfeited...................................................       --
                                                              -------        ------
Outstanding December 31, 1999...............................  919,375        $ 0.63
                                                              =======        ======
Options exercisable at December 31, 1999....................  235,792        $ 0.63
Weighted-average fair value of options granted during the
  year......................................................                 $11.47

     The following table summarizes information about stock options outstanding as of December 31, 1999:

                                      OPTIONS OUTSTANDING
                       --------------------------------------------------        OPTIONS EXERCISABLE
                                         WEIGHTED                           ------------------------------
                         NUMBER      AVERAGE REMAINING   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF PRICE         OUTSTANDING     CONTRACT LIFE      EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------         -----------   -----------------   ----------------   -----------   ----------------
$0.63................    919,375           9.98               $0.63           235,792          $0.63

     The Company applies the provisions of APB No. 25 and its related interpretations in accounting for its stock option plans. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123. Had the Company accounted for these plans under SFAS No. 123, the Company's net loss applicable to common stock and loss per share would have been reduced to the following pro forma amounts:

Net loss
  As reported...............................................  $(5,913,304)
                                                              ===========
  Proforma..................................................  $(6,004,972)
                                                              ===========
Basic and diluted loss per share
  As reported...............................................  $     (0.64)
                                                              ===========
  Proforma..................................................  $     (0.65)
                                                              ===========

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method provided for in SFAS 123. The fair value of options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions for options granted during the year ended December 31, 1999:

Risk-free interest rate.....................................  5.88%
Expected life (in years)....................................     3
Volatility..................................................     0%
Dividend yield..............................................     0%

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using a graded vesting method. The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

                              PARTSBASE.COM, INC.

     The option valuation models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

RESTRICTED STOCK BONUS PLAN

     In May 1999, the Company adopted the PartsBase.com, Inc. Restricted Stock Bonus Plan ("Stock Bonus Plan"). Under the Stock Bonus Plan, the Company was authorized to award or grant to employees, consultants, officers and directors (except persons serving as directors only) shares of common stock subject to a substantial risk of forfeiture. The Board of Directors had the sole authority to select participants, to establish the terms and conditions of the stock, including vesting provisions, and to grant the stock. The maximum number of shares of common stock which could have been granted under the Stock Bonus Plan was 1,200,000 shares. In the event a stock grant recipient was terminated, any unvested portion of the shares that were subject to the stock grant was canceled. Each stock grant recipient has all the rights of a shareholder with respect to stock received pursuant to the Stock Bonus Plan, including the right to vote such shares and receive all dividends and other distributions.

     On November 17, 1999 the Company entered into an agreement with all of the employees who received restricted stock awards. The agreement calls for the employee to return all shares received and the termination of the Restricted Stock Agreement between the employee and the Company as it relates to the restricted stock award. As part of the terminated restricted stock award each employee participating in the restricted stock grant plan received one (1) nonqualified option to purchase one (1) share of common stock for each restricted stock terminated. The options granted are part of the PartsBase.Com, Inc. 1999 Stock Option Plan and vest over a twenty-four month period and the period of exercise shall not exceed ten (10) years from date of the grant. The options were granted at $0.63 per share. The number of options granted as part of this agreement totaled 824,000. As a result of the termination of the restricted stock and issuance of the nonqualified stock options, additional unearned compensation of approximately $3,500,000 was charged to stockholders' equity in November 1999. The additional unearned compensation was determined as the amount by which the intrinsic value of the options issued exceeded the amount of unearned compensation recorded prior to the termination of the restricted stock based on the market value of the Company's common stock at the date of grant. Prior to termination, stock grants totaling 1,075,250 were outstanding. An aggregate of 251,250 shares of restricted stock remain outstanding under the Stock Bonus Plan. Such stock is held by a total of four persons, including 250,000 shares held by Steven Spencer, a director and executive officer. Mr. Spencer's stock grant vested with respect to 50,000 shares upon commencement of employment. The remaining 200,000 shares vest in 24 equal monthly installments; provided, however, that vesting shall accelerate with respect to 100,000 shares upon completion of an initial public offering. The remaining 100,000 shares vest in equal monthly installments over the two year period beginning with the commencement of Mr. Spencer's employment.

     The Company applies the provisions of APB No. 25 and its related interpretations in accounting for its employee stock grant plan. As the stock grants were recorded at their fair value at the date of grant, compensation expense recognized was no different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123.

UNEARNED COMPENSATION

     Unearned compensation of $10,475,238 was charged to stockholders' equity in 1999 in connection with the issuance of stock options and restricted stock grants based on the market value of the Company's common

                              PARTSBASE.COM, INC.

stock at the date of grant. Compensation expense of $2,698,960 was recognized during 1999 related to these options and grants.

7. INCOME TAXES

     The Company did not record any provision (benefit) for income taxes for the year ended December 31, 1999, because it experienced a net loss and generated a net operating loss of approximately $2,464,000 since incorporation on April 27, 1999, which expires in 2019. The Company's utilization of its net operating loss carryforward will be limited pursuant to Internal Revenue Code Section 382 due to cumulative changes in ownership in excess of 50% within a three-year period. Prior to April 27, 1999, the Company was not subject to Federal income taxes.

     A reconciliation of income tax benefit provided at the Federal statutory rate (34%) to income tax benefit is as follows:

                                                                   YEAR ENDED
                                                               DECEMBER 31, 1999
                                                              --------------------
Net loss....................................................  $(5,913,034)
Income tax benefit at statutory rate........................   (2,010,432)  (34.00)%
Loss attributable to operations prior to inception..........       19,774     0.33%
Permanent difference relating to stock compensation.........     (266,137)    (4.5)%
State income taxes..........................................     (206,956)   (3.50)%
Change in valuation allowance...............................    2,463,662    41.67%
Other.......................................................           89     0.00%
                                                              -----------   ------
                                                              $        --     0.00%
                                                              ===========   ======

     The major tax effected components of the Company's net deferred tax liability are as follows:

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 2,472,090
  Valuation allowance.......................................   (2,471,292)
                                                              -----------
                                                                      798
Deferred tax liabilities --
  Differences between book and tax basis of property........         (798)
                                                              -----------
          Total net deferred taxes..........................  $        --
                                                              ===========

8. RELATED PARTY TRANSACTIONS

CONTRACT SERVICES

     A company owned and operated by one of the Company's directors and minority stockholders provided significant services designing and maintaining the Company's Web site. The Company pays this company for its continued services. Services performed totaling $0 and approximately $260,000 of which approximately $220,000 has been capitalized as Web site development costs and approximately $43,000 has been expensed as cost of revenue for the years ended December 31, 1998 and 1999, respectively. There was $37,350 owed to this company as of December 31, 1999 which is included in accounts payables in the accompanying balance sheets.

                              PARTSBASE.COM, INC.

     In addition, a company owned and operated by another of the Company's directors provided services in connection with the design of the Company's advertising brochures and other marketing materials. Total payments of approximately $0 and $53,263 were made by the Company for such services for the years ended December 31, 1998 and 1999, respectively.

DUE TO/FROM OTHER COMPANIES

     The company in which PartsBase.Com, Inc. had previously operated as a division until April 26, 1999, collected sales revenues and paid certain costs on its behalf. The other company then billed PartsBase.Com, Inc. for net amounts owed. At December 31, 1999, the Company owed a net amount aggregating $9,108. At December 31, 1998, there were no amounts due to the other company.

ALLOCATION OF COSTS INCURRED BY FORMER PARENT

     The financial statements include costs incurred by Aviation Labs on the Company's behalf. Such costs include administrative salaries, related payroll taxes and benefits, utilities, office supplies and rent. These costs aggregated $21,198, $39,153 and $15,037 the years ended December 31, 1997, 1998 and 1999, respectively. The Company used a proportional cost allocation methodology based on the ratio of the number of employees dedicated to the operations of the Company to the total number of employees of Aviation Labs. Management believes such allocation to be reasonable.

9. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company is party to several non-cancelable lease agreements for certain equipment as well as its principal administrative offices. Rent expense under non-cancelable operating leases totaled $0, $0 and $48,943 for the years ended December 31, 1997, 1998 and 1999, respectively. Minimum future lease obligations under non-cancelable operating leases in effect at December 31, 1999, are as follows:

2000........................................................  $ 73,596
2001........................................................    49,064
2002........................................................         0
2003........................................................         0
2004........................................................         0
                                                              --------
          Total.............................................  $122,660
                                                              ========

10. INVESTMENT BANKING AGREEMENT

     On October 7, 1999, the Company had entered into an agreement with an investment banking group (the "Group") whereby such Group would act as the exclusive financial advisor to the Company. Such services to be performed by the Group would be in connection with the exploration of potential financing and strategic transactions, including the private placement of debt or equity capital, strategic mergers and acquisitions and or a public equity offering. Immediately upon signing of the agreement the Group commenced work as the Company's lead managing underwriter in a proposed public offering (the "Offering") of the Company's common stock. In addition, the Group assisted the Company, on a best efforts basis, in completing the private placement of the Convertible Preferred stock.

     The Company paid fees for services in connection with this agreement which included a non-refundable initial cash fee of $35,000 which was intended to offset non-accountable expenses related to the private capital offering, plus a commission of $125,125 relating to the proceeds raised in the private placement of equity and debt which is convertible into equity.

     On or about December 3, 1999, this agreement was terminated. The Company is currently working with a new investment banking firm in connection with a public equity offering.

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                               TABLE OF CONTENTS

Prospectus Summary....................    1
Risk Factors..........................    5
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Financial Data...............   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   19
Management............................   28
Certain Relationships and Related
  Transactions........................   34
Principal Stockholders................   35
Description of Capital Stock..........   37
Shares Eligible for Future Sale.......   39
Selling Stockholders..................   41
Plan of Distribution..................   42
Legal Matters.........................   43
Experts...............................   43
Where You Can Find More Information...   43
Index to Financial Statements.........  F-1

     "PARTSBASE" is a registered trademark of PartsBase. We have applied for federal trademark registration for "PARTSBASE.COM". All other trademarks or service marks appearing in this prospectus are the property of their respective holders.
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                                 PARTSBASE.COM

                              1,336,250 SHARES OF
                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------
     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.
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